
02030939

ARCIS
P.E.
12/31/01

NO SIGN ENTERPRISES INC


APR 15 2002



Are you sitting down?

We intend to double our revenue by 2006—and that's just one of our five-year goals. We're looking forward. Thinking ahead. We evaluated our resources and potential as a company, then set five strategic goals that capitalize on the attributes that set us apart in the direct selling industry. Premium products. High caliber distributor force. Seamless, global opportunity. These strengths are the lifeblood of Nu Skin Enterprises—and the catalysts that will empower us to reach our goals. Of course, we'll have to stretch. But these goals are well within our reach. Just look at the rather interesting facts that we've included. These details capture the magnitude of the industries in which we operate and reflect the possibilities our goals afford. So sit back. Be intrigued. Maybe even inspired.

EVERY DAY

in the personal care industry

765,000 GALLONS OF

ARE PURCHASED—ENOUGH TO KEEP

OLD FAITHFUL ERUPTING

FOR THREE DAYS

THE RECENT ANNUAL GROWTH RATE OF GLOBAL
SALES IN THIS INDUSTRY WAS 5 PERCENT.


NU SKIN

EVERY DAY

in the nutrition industry

380,000 CUBIC FEET OF

[illegible]

ARE PURCHASED—ENOUGH TO FILL

THE LEANING
TOWER OF PISA

THE RECENT ANNUAL GROWTH RATE OF GLOBAL
SALES IN THIS INDUSTRY WAS 6 PERCENT.

PHARMANEX

EVERY DAY

in the technology industry

$140 MILLION OF

[illegible] related [illegible]

ARE PURCHASED—ENOUGH TO LAUNCH

ONE COMMUNICATIONS

SATELLITE INTO ORBIT

THE RECENT ANNUAL GROWTH RATE OF GLOBAL
SALES IN THIS INDUSTRY WAS 29 PERCENT.


BigPlanet



NU SKIN ENTERPRISES
GLOBAL MARKETS

Current markets

Developing markets: China, Eastern Europe, India, and Indonesia

Potential markets

FINANCIAL HIGHLIGHTS

Our mission is to act as a force for good throughout the world. We achieve this goal by selling exceptional products, providing rewarding direct selling business opportunities, and supporting distributors, stockholders, consumers, and employees in ways that improve their quality of life.

LOOK NU SKIN enhances the way people look through innovative personal care products that provide meaningful physical and emotional rewards.
2001 REVENUE: $423.7 MILLION

FEEL PHARMANEX improves the way people feel through science-based products designed to enhance wellness, promote longevity, and help people achieve healthier, more productive lives.
2001 REVENUE: $396.3 MILLION

LIVE BIG PLANET enables people to live better by supplying technology-enhanced consumer products and services that bring convenience and efficiency to life.
2001 REVENUE: $65.6 MILLION

NU SKIN ENTERPRISES FINANCIAL HIGHLIGHTS

(U.S. dollars in millions, except per share and stock price amounts)	*Dec. 31, 1999*	*Dec. 31, 2000*	*Dec. 31, 2001*	*Constant Currency Dec. 31, 2001*
Revenue	$ 894.3	$ 879.8	$ 885.6	$ 962.3
Operating income	129.8	90.4	71.5	101.5
Net income	86.7	61.7	50.3	65.2
Earnings per share:				
Basic	$ 1.00	$ 0.72	$ 0.60	$ 0.78
Diluted	$ 0.99	$ 0.72	$ 0.60	$ 0.78
Shares outstanding—diluted (in millions)	87.9	85.6	83.9	83.9
Cash flow from operations	$ 30.3	$ 43.4	$ 74.4	
Total assets	643.2	590.8	582.4	
Stockholders' equity	309.4	366.7	379.9	
Executive distributors	21,005	21,381	24,839	
Active distributors	510,000	497,000	558,000	
Market capitalization	$ 796.4	$ 454.5	$ 734.1	
Return on average assets	13.9%	10.0%	8.6%	11.1%
Closing stock price—12/31	$ 9.06	$ 5.31	$ 8.75	

Constant currency results are calculated using the prior year's foreign exchange rates.

NU SKIN ENTERPRISES REVENUE

U.S. DOLLARS IN MILLIONS

$260
Constant Currency
$240
$220
$200
Q1:00 Q2:00 Q3:00 Q4:00 Q1:01 Q2:01 Q3:01 Q4:01

Constant currency results are calculated using the prior year's foreign exchange rates.

	Q1:00	Q2:00	Q3:00	Q4:00	Q1:01	Q2:01	Q3:01	Q4:01
EXECUTIVES	21,508	20,648	20,464	21,381	21,449	22,904	24,553	24,839
ACTIVE DISTRIBUTORS	477,000	485,000	478,000	497,000	488,000	510,000	523,000	558,000

Steven Lund
President and CEO



Blake Roney
Chairman

DURING A TIME OF GLOBAL ECONOMIC DIFFICULTY, WE ARE PLEASED TO REPORT THAT OUR REVENUE WAS UP 9 PERCENT AND EARNINGS PER SHARE WERE UP 8 PERCENT IN CONSTANT CURRENCY IN 2001. HOWEVER, FOREIGN CURRENCY FLUCTUATIONS—PARTICULARLY THE WEAKENING OF THE JAPANESE YEN—NEGATIVELY IMPACTED REPORTED results and masked revenue gains in most of our markets. For the year, we reported revenue of $886 million and earnings per share of $0.60. All regions outside North America posted solid constant currency revenue growth for the year. Our fastest expanding market was South Korea. Opened in 1996, South Korea reported local currency revenue gains of 67 percent—on top of 76 percent local currency growth in 2000. Europe posted a more than 42 percent increase in local currency revenue. Southeast Asia was up 28 percent in constant currency with strong growth in Thailand, Singapore, and Hong Kong. Business in Japan increased local currency revenue by three percent in 2001 and was up 6 percent in the last six months of the year. The company's gains in 2001 are a reflection of our business model's continuing viability, a strong global distributor force, loyal employees, and our successful expansion into new markets.

Our increased revenue is also directly related to the expanding number of executive distributors. In 2001, we increased the number of these distributor leaders to 24,839—a 16 percent increase over 2000. Except for North America, all of our regions posted year-over-year executive distributor growth. In the Southeast Asia region, executives increased by 49 percent, which was largely due to the successful opening of Singapore in late 2000. The decline of executive distributors in North America is due primarily to attrition among distributors acquired in early 2000 in connection with our assumption of I-Link's enhanced telecommunications direct sales force.

In 2001, our total sales force was 558,000 distributors strong—a 12 percent increase in active distributors over the previous year. Every region in the world reported year-over-year growth in active distributors. Our distributor growth comes as a result of several factors, including emphasis on a monthly automatic delivery program (ADP). For example, in Japan, distributors who participate in automatic delivery of monthly orders for 12 months are nearly four times more likely to become executive distributors than non-participating distributors. In 2001, ADP orders represented 30 percent of our global nutrition revenue.

Our investment in technology, which sets us apart from our direct selling competitors, and its applications are also helping increase our executive and active distributor counts. We expect to strengthen our position as we continue to use technology in innovative ways. In 2001, we set up 57,000 Internet sites for our distributors, and today more than 70 percent of our distributor leaders use their personalized websites to promote and manage their businesses.

Our commitment to innovation is also reflected through the investment we make in applying a greater level of science to Nu Skin and Pharmanex products. With dozens of scientists focused on product innovation, we were able to achieve a key 2001 corporate priority by having nearly 40 percent of fourth quarter revenue come from new and reformulated products launched during the year.

REVENUE BY GEOGRAPHY

North Asia 62%
Southeast Asia 17%
North America 18%
Europe/Latin America 3%

1999	2000	2001
$30,300	$43,400	$74,400

CASH FROM OPERATIONS
U.S. DOLLARS IN THOUSANDS

9%

The company posted 9 percent local currency revenue gains in 2001 with 29 of the 34 countries in which we operate experiencing growth.

40%

In 2001, nearly 40 percent of fourth quarter revenue came from new and reformulated products launched during the year.

For Nu Skin, our personal care division, six of its top 15 products in the fourth quarter were launched in 2001. These include the Nu Skin Galvanic Spa System™ which provides an at-home spa facial to help the skin look refreshed and radiant, and daily skin care products fortified with topically applied nutrients. Nu Skin also updated its line of hair care products during the year.

Pharmanex, our nutritional products division, also brought important new and reformulated products to the market in 2001. New anti-aging ingredients were added to LifePak®—Pharmanex's flagship product—and in Japan, LifePak was upgraded from tablets to consumer preferred capsules. Pharmanex also entered the $5 billion weight management category by launching Body Design™ a system that incorporates proper nutrition, strength training, and aerobic exercise. The Pharmanex research team remains focused on providing additional weight management products, which should yield greater penetration in this category.

Our distributor leaders understand how to use the excitement of Big Planet's Internet, e-commerce, technology, and telecommunications products to recruit new distributors. These distributors are then motivated to generate sales from all of our product lines, including the full range of Nu Skin and Pharmanex products. We continue to believe that Internet, e-commerce, and other Big Planet products and services will be significant competitive advantages for our global business in the years to come.

Another 2001 corporate priority was to revitalize our U.S. market. This remains our top corporate priority. Although our revenue in the United States remained even with the prior year, we are disappointed with these results because we know the market has much more potential. In May 2001, we realigned our management structure to clarify the roles of the geographic and division leadership teams in driving U.S. revenue. The new U.S. management team launched initiatives on September 1, 2001, which were designed to stimulate revenue growth. This effort was interrupted by the tragic events of September 11, 2001. Despite this interruption, we remain committed to returning growth to our home market.

As we look at 2002, weak foreign currencies may again impact our reported results. We anticipate revenue growth in the mid single-digits on a reported basis, reflecting a weaker Japanese yen in 2002, but double-digit revenue growth on a constant currency basis. We have set our reported earnings growth rate target in the low double-digits, which will include the positive impact of the accounting treatment on amortization of goodwill. We expect to achieve our earnings target by keeping our gross margin in the 79–80 percent range and distributor incentives at 39 percent of revenue. Selling, general, and administrative (SG&A) expenses will remain level with 2001 in dollar terms, but we plan to reduce SG&A to 30–31 percent of revenue by the end of the year, resulting in a 10 percent operating margin for the year.

Our vision for the future is to become the world's leading direct selling company. As we strive to achieve this, we are focused on the following five-year goals:

- $2 billion in revenue
- 13 percent operating margin
- 50,000 executive distributors
- 1.4 million active distributors
- 50 percent of revenue from products currently in development

Within five years, new markets—particularly China—are expected to represent a significant part of our business. We are beginning to execute strategies in China as well as in Eastern Europe that we believe will allow us to gain significant market share in these new geographies. In addition to new markets, we plan to grow revenue in our existing markets at a compound annual rate of 14 percent to achieve our goal. A driving force of this revenue growth is the continued increase of our active and executive level distributor count in each of our markets.

Key to achieving our operating margin goal is the continued improvement of employee productivity, which is largely driven by Internet technology initiatives. Today, almost half of all orders processed in Japan are automated through the Internet or ADP. This shift to automated ordering saved the company approximately 150,000 employee hours in 2001—the equivalent of 70 full-time employees—in Japan alone.

As in 2001, an important element to our growth is strong and consistent product introductions. We believe the leadership and expertise found within each of our divisions will allow us to offer our distributors and their customers products that will drive revenue growth and enhance our ability to attract and retain new distributors.

Our success in 2002 and over the next five years will come as it did in 2001—by simplifying our business, introducing new and exceptional products, and offering our distributors the technology and tools they need to differentiate our business opportunities from other direct selling companies. Our corporate strengths are exceptional distributor leadership, innovative products, and technology applications. By continuing to foster these basic elements of our business, we are sure to find success in 2002 and beyond.

Blake M. Roney
Chairman

Steven J. Lund
President and CEO

EVERY DAY

in the Chinese beauty industry

300,000 SQUARE FEET OF

cosmetics

ARE PURCHASED—ENOUGH TO GIVE

TWO MILES OF THE
GREAT WALL OF CHINA
A MAKEOVER

THE RECENT ANNUAL GROWTH RATE OF
SALES IN THIS INDUSTRY WAS 10 PERCENT.


NU SKIN

IN FIVE YEARS *Nu Skin Enterprises* EXPECTS TO REACH $2 BILLION IN REVENUE

New markets. Organic growth. We are implementing plans that will lead to the opening of new markets of opportunity. In 2006, new markets are projected to represent 15 percent of revenue. Additionally, we are focusing on organic growth to generate double-digit revenue gains in our existing markets. If we accomplish these objectives, we will more than double our current annual revenue over the next five years to reach $2 billion.

As we contemplate new market potential, we anticipate the majority of our 15 percent new market revenue stemming from China. The remainder will come from developing markets like Eastern Europe, where we expect business model enhancements to be a springboard for new opportunities in this high growth direct selling region. Our expectations for China are based on (1) the growth of direct selling in this market, (2) our significant market share in many other Asian markets, and (3) the notable steps we have already taken in this market.

Today, our business in China operates somewhat differently than it does in other countries. For example, our sales representatives must be employees and work from a fixed retail location. Though we currently operate only 32 small retail outlets in China, our per store revenue is similar to that of our competitors—some of whom have as many as 1,200 store fronts in China. Over the next two years, we plan to significantly increase the number of retail outlets we operate in China. In addition, China's current direct selling restrictions are expected to be lifted by the end of 2004, creating a direct selling market that analysts predict will be between $5 billion and $7 billion. This will make it the third largest direct selling market in the world. Our success in Taiwan and Hong Kong—we command more than 7 percent of these direct selling markets—leads us to be optimistic about future results in China.

In our current markets, we plan to generate annual revenue growth of 14 percent. Including the revenue from our new Southeast Asian markets, the company posted 13 percent global constant currency growth in the second half of 2001. Japan, our largest market, must achieve 10 percent local currency revenue growth and the yen must stabilize to its historic 10-year average exchange rate (approximately 120 yen to the U.S. dollar) for us to reach our goal. We currently offer distributors in Japan more technological advantages than any of our competitors in this market. These include personalized websites and online ordering and business sup-

2001	2002	2003	2004	2005	2006
$383	$413	$444	$477	$508	$545

CHINA SKIN CARE
U.S. DOLLARS IN MILLIONS

port. We expect these advancements, combined with strong product launches and attractive leadership incentives, to be a catalyst for continued growth.

As we focus on cultivating our existing markets, reestablishing significant growth in the United States remains a top priority. In May 2001, we restructured management, placing revenue driving responsibility for the U.S. market under one management team. With this leadership, we will strengthen our technological advantages in the United States while directing distributor attention to high margin Nu Skin and Pharmanex products.

Achieving our revenue goal will not be easy, but we have substantial momentum. During 2001, we experienced growth in 29 of our 34 markets around the world. We are intent on leveraging favorable market trends and opening new markets to reach $2 billion in revenue by 2006. In the short term, we are focused on achieving double-digit revenue growth in constant currency during 2002.

"Our success is an indication of the favorable impact the economic uncertainty in Japan has had on the direct selling industry, specifically Nu Skin Japan. With our strong distributor leadership, current technological infrastructure, and robust product pipeline, double-digit revenue growth is possible as newcomers to our business capitalize on our exceptional products and unparalleled business opportunity."

—Takashi Bamba, *President of Nu Skin Japan and Member of the Board of Directors*

EVERY DAY

in the corporate world

2.6 MILLION

employee hours

ARE SAVED BY INTERNET TECHNOLOGIES—ENOUGH

TO BUILD THE GOLDEN GATE BRIDGE

A REPORT BY GIGA INFORMATION GROUP, INC. ESTIMATES BUSINESSES WILL SAVE TRILLIONS OF DOLLARS AS A RESULT OF INTERNET TECHNOLOGIES.


BigPlanet



IN FIVE YEARS

Nu Skin Enterprises EXPECTS TO INCREASE ITS OPERATING MARGIN TO 13%

Technology. Labor force. We are leveraging the power of the Internet and other technologies throughout our global operations to utilize our nearly 4,000 employees more effectively. As we continue to do this over the next five years, we expect our operating margin to rise from a reported 8 percent (9 percent adjusted for amortization of goodwill) to 13 percent of revenue.

Over the past several years, we have invested more than $100 million in Internet and technology initiatives related to the development of an IT infrastructure and distributor web presence. As we continue to leverage our technological capabilities, we will strive to efficiently utilize this infrastructure to reach our revenue and operating margin targets.

Utilizing this resource in Japan has produced excellent results. During the past 12 months, Internet-based and automated orders saved an estimated 150,000 employee hours—equal to nearly $2 million, or 70 full-time employees. To build upon the success we have experienced in Japan, we are implementing similar Internet-based programs in our other markets around the world.

In achieving our operating margin goal, we anticipate gross profit of 79 to 80 percent of revenue. Over the past several years, gross margins have been negatively impacted by foreign currency fluctuations and changes in our product mix with the increase of revenue from lower margin product initiatives. We plan to manage our gross margins by offsetting the negative foreign currency impact with improvements in our product mix as well as generating supply chain efficiencies, thus maintaining gross margins at desired levels.

At 39 percent of revenue, distributor incentives are our largest expense and our single most important investment. We believe our leadership-directed compensation plan is one of our leading competitive advantages and the primary reason we have been able to attract an exceptional global distributor force. Maintaining distributor incentives at industry leading levels is essential for us to continue to attract and retain the best direct selling entrepreneurs in the industry.

The key to increasing operating margin is to reduce selling, general, and administrative (SG&A) expenses as a percent of revenue. Our goal is to reduce SG&A expenses as a percent of revenue from 33 percent in 2001 (31.5 percent adjusted for the change in amortization of goodwill) to 28 percent by 2006. We will accomplish this by focusing our efforts on controlling labor and occupancy expenses—which accounted for 70 percent of SG&A expenses in 2001—through the increased use of employee productivity measurements and the application of technology within the workplace,

Q1:00	Q2:00	Q3:00	Q4:00	Q1:01	Q2:01	Q3:01	Q4:01
56,659	74,483	84,524	94,469	99,871	130,227	179,650	188,469

NU SKIN JAPAN ONLINE ORDERS

placing emphasis on boosting Internet and other automated product orders.

A significant portion of the remaining 30 percent of SG&A expenses is related to brand-building and other promotional efforts. Our Olympic Sponsorship is an example of the type of strategy we employ to build our brand. Our involvement with the Salt Lake 2002 Olympic Winter Games was highlighted by Rudolph Giuliani, former mayor of New York City, and Steven Lund, CEO and president of Nu Skin Enterprises, presenting the Nu Skin Olympic Spirit Award to two deserving Olympic Athletes in front of a national television audience. In addition to our brand-building activities, we spend promotional dollars on distributor conventions. Held in our major markets every 12 to 18 months, these conventions are designed to train and motivate our distributor leaders and to generate distributor loyalty. Over the next five years, we anticipate our promotional and brand-building efforts to remain at the same percent of revenue as we experienced in 2001.

We intend to foster greater profitability by increasing employee productivity while controlling other expenses. These steps are expected to increase our operating margin to 10 percent in 2002 and 13 percent by 2006.

"Our investment in Internet capabilities enables us to attract and retain distributors more effectively and also enhances money saving automated order processes."

—Truman Hunt, *Executive Vice President*

"By generating greater productivity from our global labor force, we expect to see a substantial increase in our operating margin over the next five years."

—Corey Lindley, *Chief Financial Officer*

EVERY DAY

in the direct selling industry

$35 MILLION IN

retail profit

IS GENERATED—ENOUGH TO SEND

25,000 FAMILIES OF FOUR ON A VACATION TO THE GRAND CANYON

THE COMPOUND ANNUAL GROWTH RATE OF GLOBAL SALES IN THIS INDUSTRY OVER THE PAST TWO YEARS WAS 4 PERCENT.

NU SKIN ENTERPRISES®

IN FIVE YEARS

Nu Skin Enterprises EXPECTS TO CHAMPION 50,000 EXECUTIVE DISTRIBUTORS

Entrepreneurs. Business leaders. We provide business opportunities that enable entrepreneurs to generate superior financial returns on time invested. This is important because distributor growth is closely tied to revenue growth. We look to double our executive distributor count by 2006.

Over the past 18 months, we have seen a 21 percent increase in entrepreneurs becoming executive distributors. This is a direct result of initiatives like our Automatic Delivery Program (ADP). By offering incentives for making an automatic monthly purchase commitment, ADP has motivated distributors to purchase two to three times more products per month than those who do not participate in the program. Additionally, those who participate in ADP are nearly four times more likely to become executive distributors.

We are also utilizing our IT infrastructure to advance the technological opportunities we offer our executive distributors. These include personalized distributor websites, advanced ordering capabilities, and online tools that help executives manage their businesses more effectively. As we continue to introduce Internet and advanced technological capabilities throughout our existing markets, we expect the executive distributor base in our current markets to grow by an average of 11 percent each year.

Last year, executive leadership in Japan grew by 9 percent. We attribute much of this to the success of Distributor Plaza—an e-commerce platform that enables Japanese distributors to place online orders and gain access to downline reports and organizational sales volume tracking. Since its introduction in September 2000, executive distributors are checking the status of their business three times more often than they did prior to having this online capability.

Quarter	ADP Revenue
Q1:00	$4,722
Q2:00	$12,802
Q3:00	$20,491
Q4:00	$23,874
Q1:01	$29,211
Q2:01	$31,386
Q3:01	$34,309
Q4:01	$36,206

ADP REVENUE
U.S. DOLLARS IN THOUSANDS

We expect new markets, specifically China, to also play an important role in building our executive distributor force, representing a significant percentage of our executive distributors in five years. As we continue to strengthen our business opportunities through product innovation and the application of technology in ways that increase distributor productivity, Nu Skin Enterprises will offer entrepreneurs a suite of business opportunities unlike any other. This advantage should enable us to increase our executive distributor force to 28,000 in 2002 and to 50,000 by 2006.

"In the past four years, our business has more than doubled in size. In fact, our income has more than doubled in just the last year. We expect our business to triple over the next five years as a result of international expansion, growing public concern for wellness, and motivating distributor incentives. Nu Skin Enterprises is *the* company for entrepreneurs."

—Brent and Virginia Bryson, *Blue Diamonds and Team Elite Members*

EVERY DAY

in the job market

42,000 INDIVIDUALS BECOME

direct selling [illegible]

—ENOUGH TO CIRCLE

MANHATTAN

THE COMPOUND ANNUAL GROWTH RATE OF THE DIRECT SELLING INDUSTRY'S GLOBAL SALES FORCE OVER THE PAST TWO YEARS WAS 10 PERCENT.

NU SKIN ENTERPRISES

IN FIVE YEARS *Nu Skin Enterprises* EXPECTS TO SUSTAIN 1.4 MILLION ACTIVE DISTRIBUTORS

Access. Retention. We are making it easier for individuals to gain access to our products by opening new markets around the world and implementing programs that leverage the power of the Internet. We are also developing technology based programs to increase distributor retention and aid our distributor leaders in building their businesses. Through these endeavors, we estimate our active sales force will grow from 558,000 in 2001 to 1.4 million by 2006.

New and developing markets are key to increasing our active distributor count. Over the next five years, new markets are likely to account for 50 percent of our active distributor growth. Though we currently conduct business in 34 markets, there are more than 100 direct selling markets around the world. This indicates our significant geographic growth potential. This potential, coupled with our global compensation plan—a competitive advantage of our company—offers distributors a significant opportunity to build international businesses.

The ability of our distributor leaders to leverage this opportunity incites enthusiasm for the opening of China. In five years, analysts predict China's personal care market will be $9 billion. Nu Skin's premium personal care products have met with success in the greater Southeast Asia region, and we expect them to do equally as well in China. We are also optimistic about Eastern Europe, where current strategies to increase the number of active distributors are being developed.

The other key component to achieving our active distributor goal is retention. To improve retention rates, we are building upon the progress we have made in this area through Distributor Plaza and ADP in Japan. Utilizing the power of technology, these programs give distributors online access to product and business information, enable them to quickly and

Q1:00	Q2:00	Q3:00	Q4:00	Q1:01	Q2:01	Q3:01	Q4:01
477,000	485,000	478,000	497,000	488,000	510,000	523,000	558,000

ACTIVE DISTRIBUTORS

easily place orders, and offer incentives that reward customer loyalty. Programs such as these have stimulated distributor activity in Japan, which has helped us revitalize this significant market.

As more and more people gain access to our premium quality products through new and developing markets, we should see our active distributor base grow significantly. In addition, as we strengthen our existing Internet and technology-based programs and create even more effective initiatives, we will increase our distributor retention rate. This will not only be reflected in the success of our executive distributors, but also in the growth of our active distributor count to 650,000 in 2002 and 1.4 million by 2006.

"The opening of Singapore and Malaysia tripled the number of executive and active distributors in my region. We will continue to focus on building our distributor force in both existing and new markets, and through this, we anticipate sustained growth over the next five years."

—Andrew Fan, *Regional Vice President of Southeast Asia*

EVERY DAY

in the health and beauty industries

2.7 MILLION UNITS OF

premium nutritional and personal care products

ARE SOLD—ENOUGH TO REACH

TO THE TOP OF MOUNT FUJI 40 TIMES

THE RECENT ANNUAL GROWTH RATE OF PREMIUM NUTRITIONAL AND PERSONAL CARE PRODUCT SALES ON A GLOBAL BASIS WAS 4 PERCENT.

NU SKIN ENTERPRISES

IN FIVE YEARS *Nu Skin Enterprises* EXPECTS TO GARNER MORE THAN 50% OF ITS REVENUE FROM PRODUCTS IN THE DEVELOPMENT PIPELINE TODAY

Innovation. Science. We are focusing company resources on innovation to fulfill our commitment to provide only the most technologically and scientifically advanced products available. In the fourth quarter of 2001, nearly 40 percent of our annual revenue stemmed from new and reformulated products introduced during the year. Over the next five years, by keeping our research and development pipeline robust, we will garner more than 50 percent of our annual revenue from products in the development pipeline today.

To reach this goal, Nu Skin, our personal care division, is focusing heavily on the daily skin care category, which currently accounts for 30 percent of Nu Skin's annual revenue. Because we maintain a healthy gross margin in this category and daily skin care products garner a high degree of customer loyalty, our aim is to increase the percentage of our business tied to these products. Nu Skin's other growth product categories are skin treatment and ethnobotanical solutions. In these categories, we are strategically positioned to take a leadership role within the marketplace.

Pharmanex, our health and nutrition division, is identifying and developing products that appeal to a wide consumer base and address unmet health needs. Our three categories for growth are anti-aging, targeted nutrition, and weight management. In 2001, we enhanced LifePak® with anti-aging ingredients and reformulated our targeted nutrition products under the Pharmanex Solutions line. These steps, combined with other initiatives, increased Pharmanex 2001 revenue by 13 percent in constant currency. Looking to the future, we are focused on introducing products to gain greater market share in the weight management and targeted nutrition categories, including the launch of a breakthrough anti-stress product.

Over the next five years, Big Planet, our technology division, will continue to expand into international markets with products like My Global Web Page—a distributor website used to redirect customer traffic to online shopping sites where Nu Skin, Pharmanex, and other products can be purchased. In addition, increased online distributor productivity tools will continue to be released, including eClips,

NU SKIN

PHARMANEX

BIG PLANET

a direct-email prospecting tool, and eTools, a contact management, interview, and auto-responder system for leads development.

In each of our divisions, the direct selling channel enables us to quickly and effectively introduce products into the marketplace—and at a much lower up-front cost than our competitors in the retail environment. Over the next five years, we will keep our product offering fresh. This will enable us in 2006 to garner more than 50 percent of our annual revenue from products in the development pipeline today. In 2002, more than 30 percent of revenue will come from products launched in the past three years.

"Pharmanex has the strongest and deepest research and development team in the industry with 50 world-class Ph.D. scientists and an extensive international network of academic associates."

—Dr. Joe Chang, *President of Pharmanex*

"The consistent adoption of new technology in our business will continue to increase the effectiveness of our distributors at building and maintaining their independent businesses."

—Richard King, *President of Big Planet*

"We are currently supporting landmark research at Stanford University School of Medicine that will provide a base of scientific knowledge on how skin responds to nutrient supplementation. This foundation will open doors for important new product development."

—Lori Bush, *President of Nu Skin*

TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been derived from the audited consolidated financial statements. The Company's consolidated financial statements for all periods presented before December 31, 1998 have been combined and restated for the acquisition of Nu Skin International, Inc. ("NSI") and certain other related affiliates in March 1998 (the "NSI Acquisition").

Year Ended December 31, *(U.S. dollars in thousands, except per share data)*	*1997*	*1998*[2]	*1999*[3]	*2000*	*2001*
Income Statement Data:					
Revenue	$ 953,422	$ 913,494	$ 894,249	$ 879,758	$ 885,621
Cost of sales	191,218	188,457	151,681	149,342	178,083
Cost of sales — amortization of inventory step-up	—	21,600	—	—	—
Gross profit	762,204	703,437	742,568	730,416	707,538
Operating expenses:					
Distributor incentives	362,195	331,448	346,951	345,259	347,452
Selling, general and administrative	201,880	202,150	265,770	294,744	288,605
Distributor stock expense	17,909	—	—	—	—
In-process research and development	—	13,600	—	—	—
Total operating expenses	581,984	547,198	612,721	640,003	636,057
Operating income	180,220	156,239	129,847	90,413	71,481
Other income (expense), net	8,973	13,599	(1,411)	5,993	8,380
Income before provision for income taxes and minority interest	189,193	169,838	128,436	96,406	79,861
Provision for income taxes	55,707	62,840	41,742	34,706	29,548
Minority interest[1]	14,993	3,081	—	—	—
Net income	$ 118,493	$ 103,917	$ 86,694	$ 61,700	$ 50,313
Net income per share:					
Basic	$ 1.42	$ 1.22	$ 1.00	$ 0.72	$ 0.60
Diluted	$ 1.36	$ 1.19	$ 0.99	$ 0.72	$ 0.60
Weighted average common shares outstanding (000s):					
Basic	83,331	84,894	87,081	85,401	83,472
Diluted	87,312	87,018	87,893	85,642	83,915

As of December 31, *(U.S. dollars in thousands)*	*1997*	*1998*[2]	*1999*[3]	*2000*	*2001*
Balance Sheet Data:					
Cash and cash equivalents	$ 174,300	$ 188,827	$ 110,162	$ 63,996	$ 75,923
Working capital	123,220	164,597	74,561	122,835	152,513
Total assets	405,004	606,433	643,215	590,803	582,352
Short-term notes payable to stockholders	19,457	—	—	—	—
Long-term notes payable to stockholders	116,743	—	—	—	—
Short-term debt	—	14,545	55,889	—	—
Long-term debt	—	138,734	89,419	84,884	73,718
Stockholders' equity	94,892	254,642	309,379	366,733	379,890

1 Minority interest represents the ownership interests in NSI held by individuals prior to the NSI Acquisition in 1998 who are not immediate family members of the majority-interest holders. The Company purchased the minority interest as part of the NSI Acquisition.

2 In October 1998, the Company acquired Generation Health Holdings, Inc., the parent of Pharmanex (the "Pharmanex Acquisition"). With the Pharmanex Acquisition, the Company increased its nutritional product development and formulation capabilities. In connection with the Pharmanex Acquisition, the Company allocated $13.6 million to purchase in-process research and development. During 1998, the Company fully wrote off the in-process research and development amount.

3 1999 results include the acquisition of certain assets of Nu Skin USA, Inc. and the acquisition of Big Planet, Inc., which are discussed in detail in Management's Discussion and Analysis of Financial Condition and Results of Operations.

As of December 31,		*1997*		*1998*		*1999*		*2000*		*2001*
Other Operating Data:										
Number of active distributors[1]		448,000		470,000		510,000		497,000		558,000
Number of executive distributors[1]		22,689		22,781		21,005		21,381		24,839
Current ratio		1.6		1.9		1.4		2.2		2.8
Debt to equity ratio		1.4		0.6		0.5		0.2		0.2
EBITDA[2] (in millions)	$	239.2	$	220.6	$	167.3	$	138.9	$	115.1
Market capitalization (in millions)	$	1,593.2	$	2,055.8	$	796.4	$	454.5	$	734.1
Return on average assets[2]		30.2%		20.5%		13.9%		10.0%		8.6%
Market price per common share	$	18.25	$	23.63	$	9.06	$	5.31	$	8.75

1 Active distributors are those distributors who were resident in the countries in which the Company operated and purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes.

2 Year ended December 31 for each year presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto, which are included in this Annual Report to Stockholders.

GENERAL

Nu Skin Enterprises, Inc. (the "Company") is a leading, global direct selling company that develops and distributes premium-quality, innovative personal care products and nutritional supplements and technology and telecommunications products and services.

The Company's revenue depends upon the number and productivity of independent distributors who purchase products and sales materials from the Company in their local currency for resale to their customers or for personal use. The Company recognizes revenue when products are shipped, which is when title passes to these independent distributors. The Company implements a generous return policy whereby distributors can return unopened and unused product for up to 12 months subject to a 10% restocking fee. Reported revenue is net of returns, which have historically been less than 5.0% of gross sales. A reserve for product returns is accrued based on historical experience. In addition, the Company operates a professional employer organization ("PEO") that outsources personnel and benefits to small businesses in the United States. Revenue for the PEO consists of service fees paid by its clients.

The following table sets forth revenue information by region for the time periods indicated. This table should be reviewed in connection with the tables presented under "Results of Operations," which disclose distributor incentives and other costs associated with generating the aggregate revenue presented.

Year Ended December 31, *(U.S. dollars in millions)*		*1999*		*2000*		*2001*
Region						
North Asia	$	619.3	$	585.4	$	553.9
North America		117.9		155.8		155.9
Southeast Asia		140.1		119.5		150.3
Other Markets		17.0		19.1		25.5
	$	894.3	$	879.8	$	885.6

Revenue generated in North Asia represented 63% of total revenue generated during the year ended December 31, 2001. The Company's operations in Japan generated 92% of the North Asia revenue during the same period. Revenue generated in North America represented 18% of total revenue generated during the year ended December 31, 2001. The Company's operations in the United States generated 96% of the North America revenue during that period. Revenue from Southeast Asia operations represented 17% of total revenue generated during the year ended December 31, 2001. During 2001, the Company's operations in Southeast Asia had incremental increases in revenue in Singapore of $33.6 million and in Malaysia of $5.0 million following commencement of operations in December 2000 and November 2001, respectively.

Cost of sales primarily consists of the cost of products purchased from third-party vendors (generally in U.S. dollars), the freight cost of shipping these products to distributors as well as import duties for such products. Cost of sales also includes the cost of sales materials sold to distributors at or near cost. Sales materials are generally purchased in local currencies. Additionally, the Company's technology and telecommunications products and services carry a significantly lower gross margin than its personal care and nutritional products. For the PEO, cost of sales includes the direct costs (such as salaries, wages and other benefits) associated with the worksite employees. As the sales mix changes between product categories and sales materials, cost of sales and gross profit may fluctuate to some degree due primarily to the margin on each product line. Also, as currency exchange rates fluctuate, the Company's gross margin will fluctuate.

Distributor incentives are paid to several levels of distributors on each product sale. The amount of the incentive varies depending on the purchaser's position within the Company's Global Distributor Compensation Plan. These incentives are classified as operating expenses. Distributor incentives are the Company's most significant expense. Distributor incentives are paid monthly and are based upon a distributor's personal and group sales volumes as well as the group sales volumes of up to six levels of executive distributors in their downline sales organizations. Small fluctuations occur in the amount of incentives paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of the Company's distributor force (approximately 558,000 active distributors), the fluctuation in the overall payout is relatively small. The overall payout averages from 41% to 43% of global product sales. Sales materials and starter kits are not subject to distributor incentives. In addition, sales to the Company's North American privately-held affiliates (the "North American Affiliates") were not subject to distributor incentives prior to being acquired by the Company in 1999.

Selling, general and administrative expenses include wages and benefits, depreciation and amortization, rents and utilities, travel, promotion and advertising including costs of distributor conventions which are expensed in the period in which they are incurred, research and development, professional fees and other operating expenses. (See Note 2 of the Company's Consolidated Financial Statements for a description of significant accounting policies including implementation of SFAS 142, *Goodwill and Other Intangible Assets.*)

Provision for income taxes depends on the statutory tax rates in each of the countries in which the Company operates. For example, statutory tax rates are 16.0% in Hong Kong, 25.0% in Taiwan, 30.8% in South Korea and 46.3% in Japan. The Company is subject to taxation in the United States at a statutory corporate federal tax rate of 35.0%. However, the Company receives foreign tax credits in the United States for the amount of foreign taxes actually paid in a given period, which are utilized to reduce taxes in the United States to the extent allowed.

In March 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. ("Nu Skin USA") and paid Nu Skin USA a termination fee. Also, in March 1999, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA in exchange for assuming various accounts payable of Nu Skin USA. In May 1999, the Company completed the acquisition of its affiliates in Canada, Mexico and Guatemala. In July 1999, the Company completed the acquisition of Big Planet, Inc. ("Big Planet").

CRITICAL ACCOUNTING POLICIES

For a complete review of the Company's significant accounting policies and new accounting pronouncements that may impact the Company's results refer to Note 2 of the Company's Consolidated Financial Statements. Of these policies, the most critical to management are the recognition of revenue, accounting for the impact of foreign currencies and accounting for income taxes. In each of these areas, management makes estimates based on historical results, current trends and future projections. Revenue recognition policies were explained above. The Company operates in 34 countries and generates the majority of its revenue and income in foreign currencies in international markets. Consequently, fluctuations in foreign currencies, particularly the Japanese yen, will have a significant impact on reported results. The Company believes that it applies appropriate financial standards in its consolidation process to properly account for such fluctuations. In addition, the Company pays income taxes in many foreign jurisdictions based on the profits realized in such jurisdictions, which can be significantly impacted by terms of intercompany transactions between the Company and its foreign affiliates. Deferred tax assets and liabilities are created in this process and the Company records such tax obligations in accordance with appropriate accounting standards as explained in the Notes to the Company's Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following tables set forth operating results and operating results as a percentage of revenue, respectively, for the periods indicated.

Year Ended December 31, *(U.S. dollars in millions)*	*1999*	*2000*	*2001*
Revenue	$ 894.3	$ 879.8	$ 885.6
Cost of sales	151.7	149.4	178.1
Gross profit	742.6	730.4	707.5
Operating expenses:			
Distributor incentives	347.0	345.3	347.4
Selling, general and administrative	265.8	294.7	288.6
Total operating expenses	612.8	640.0	636.0
Operating income	129.8	90.4	71.5
Other income (expense), net	(1.4)	6.0	8.4
Income before provision for income taxes	128.4	96.4	79.9
Provision for income taxes	41.7	34.7	29.6
Net income	$ 86.7	$ 61.7	$ 50.3

Year Ended December 31,	*1999*	*2000*	*2001*
Revenue	100.0%	100.0%	100.0%
Cost of sales	17.0	17.0	20.1
Gross profit	83.0	83.0	79.9
Operating expenses:			
Distributor incentives	38.8	39.2	39.2
Selling, general and administrative	29.7	33.5	32.6
Total operating expenses	68.5	72.7	71.8
Operating income	14.5	10.3	8.1
Other income (expense), net	(.1)	.7	.9
Income before provision for income taxes	14.4	11.0	9.0
Provision for income taxes	4.7	4.0	3.3
Net income	9.7%	7.0%	5.7%

2001 COMPARED TO 2000

Revenue in 2001 increased 0.7% to $885.6 million from $879.8 million in 2000 primarily due to the growth in the Southeast Asia region and increased revenue from the PEO business in the United States. Revenue and revenue growth in 2001 were negatively impacted by a weakening of foreign currencies. In local currency, the Company experienced constant currency growth of 9.4% for 2001 compared to the prior year.

Revenue in North Asia decreased 5.4% to $553.9 million in 2001 from $585.4 million in 2000. The decrease in revenue was due to revenue in Japan decreasing 8.3% to $508.1 million in 2001 from $554.2 million in 2000. This decrease is directly attributable to a 12.7% weakening in the Japanese yen for 2001 compared to the prior year. In local currency, revenue in Japan increased 3.3% in 2001. Over the Company's nine year history in Japan, the economy of Japan has been stagnant. While such economic times may benefit recruitment of new distributors, more severe economic challenges can negatively impact overall revenue. In 2001, the strength of key Nu Skin and Pharmanex products launched as well as the successful promotion of the automatic repurchasing programs and the initiation of personalized websites for distributors drove growth in Japan. The decline in revenue in Japan in U.S. dollar terms was partially offset by an increase in revenue in South Korea of 46.8% to $45.8 million in 2001 from $31.2 million in 2000. In local currency, revenue in South Korea was 67.4% higher in 2001 compared to the prior year. The continued revenue growth in South Korea in U.S. dollars and local currency is attributed primarily to an improving economy as well as a rebound in the direct selling industry as a whole in South Korea. In addition, the Company successfully launched several new products and successfully promoted the Company's automatic repurchasing program.

Revenue in Southeast Asia increased 25.8% to $150.3 million in 2001 from $119.5 million in 2000. In local currency, revenue in Southeast Asia increased 32.5% in 2001 compared to the prior year. The increase in revenue resulted primarily from a full year of operations in Singapore, which generated $34.6 million in 2001 compared to $1.0 million in 2000 following the opening of the Company's operations in Singapore in December 2000, as well as the commencement of operations in Malaysia in November 2001, which generated an additional $5.0 million in revenue. Success in Singapore and Malaysia has also contributed to modest growth in other markets in the Southeast Asia region, such as Hong Kong, Thailand and Australia. These increases, however, were somewhat offset by the results in Taiwan, which decreased 15.8% to $70.2 million in 2001 from $83.4 million in 2000. In local currency, revenue in Taiwan decreased 8.9% in 2001 from the prior year. Local currency revenue in Taiwan increased 5.1% during the second quarter of 2001 compared to the first quarter of 2001, due in part to seasonal trends, decreased 1.3% from the second quarter of 2001 to the third quarter of 2001 and increased 2.3% from the third quarter of 2001 to the fourth quarter of 2001 due in part to seasonal trends. While the Company's operations in Taiwan continue to be impacted by increased competition, economic pressures and an overall maturity of direct selling in that market, management believes that sequential quarterly revenue totals indicate an overall stabilization of operations in Taiwan.

Revenue in North America, consisting of the United States and Canada, remained nearly constant at $155.9 million in 2001 compared to $155.8 million in 2000. Revenue in the United States increased 0.2% to $149.0 million in 2001 from $148.6 million in the prior year. Revenue in the United States in 2001 includes an additional $16.6 million of revenue generated from the PEO over the prior year. The Company has incubated the PEO service with a view of possibly launching the service through its distributor networks at some point in the future. The Company currently has no intention to launch the PEO service through its distributors at this time. In addition, the international convention held in the United States in February 2001 generated approximately $5.0 million in revenue from sales to international distributors attending the convention. More than offsetting this additional revenue in the United States, revenue from the Company's core business in the United States was negatively impacted by distributor uncertainty relating to the Company's divisional strategies and the decreased focus on unprofitable products such as the free iPhone promotion and certain iLink telecommunications products. In addition, the changes made by the Company to address these concerns were announced in early September of 2001, just prior to the tragic events of September 11, 2001, which delayed the impact of the announced changes.

Revenue in the Company's other markets, which include its European and Latin American operations, increased 33.5% to $25.5 million in 2001 from $19.1 million in 2000. This increase in revenue is due to a 38.0% increase in revenue in Europe in U.S. dollars compared to the prior year. In local currency, revenue in Europe increased approximately 42.0% during 2001 compared to the prior year.

Gross profit as a percentage of revenue decreased to 79.9% in 2001 compared to 83.0% in 2000. The decrease in gross profit percentage resulted primarily from the weakening of the Japanese yen and other currencies relative to the U.S. dollar, which negatively impacted margins by 1.4% and the increased revenue relating to the PEO, which carries significantly lower gross margins than the Company's other products and negatively impacted margins by 2.1%. These factors were partially offset by 0.4% gross margin improvement in core Nu Skin and Pharmanex products. The Company purchases a significant majority of its goods in U.S. dollars and recognizes revenue in local currencies. Consequently, the Company is subject to exchange rate risks in its gross margins.

Distributor incentives as a percentage of revenue remained constant at 39.2% in 2001 and 2000. Distributor incentives increased 0.6% to $347.5 million in 2001 from $345.3 million in 2000 as a result of the slight revenue increase in 2001. Prior to 2000, the Company restructured a portion of its compensation plan for distributors, adding short-term incentives designed to attract new distributor leaders. Management believes these changes in the compensation plan have helped to strengthen the Company's active and executive distributors, which have increased to 558,000 and 24,800 in 2001 from 497,000 and 21,400 in 2000, respectively.

Selling, general and administrative expenses as a percentage of revenue decreased to 32.6% in 2001 from 33.5% in 2000. Selling, general and administrative expenses decreased to $288.6 million in 2001 from $294.7 million in 2000. The decreases resulted primarily from a weaker Japanese yen in 2001 as well as the Company's cost-saving initiatives including reductions in headcount and occupancy costs. Offsetting these lower expenses were the costs incurred during the first quarter in 2001 for the Company's international distributor convention in the United States which added approximately $5.0 million in selling, general and administrative expenses. The international convention is held every 18 months and accordingly, year 2000 results did not include convention expenses.

Other income (expense), net increased $2.4 million in 2001 compared to the prior year. This increase related primarily to a $2.3 million gain from the sale of an interest in the Company's Malaysian subsidiary.

Provision for income taxes decreased to $29.6 million in 2001 from $34.7 million in 2000. This decrease was largely due to a decrease in operating income as compared to the prior year, offset by an increase in the effective tax rate from 36.0% in 2000 to 37.0% in 2001.

Net income decreased to $50.3 million in 2001 from $61.7 million in 2000. Net income decreased primarily because of the factors noted above in "gross profit" and "distributor incentives" and was somewhat offset by the factors noted in "revenue," "selling, general and administrative," "other income (expense), net" and "provision for income taxes" above.

2000 COMPARED TO 1999

Revenue in 2000 decreased 1.6% to $879.8 million from $894.3 million in 1999. The decrease in revenue was due to lower revenue results in Japan and Taiwan, which was partially offset by increased revenue in the United States from the operations of Big Planet, as discussed below. Fluctuations in foreign currency exchange rates positively impacted revenue in 2000 by approximately 4.0%.

Revenue in North Asia decreased 5.5% to $585.4 million compared to $619.3 million in 1999. This decrease in revenue was due to revenue in Japan decreasing 8.0% to $554.2 million in 2000 from $602.4 million in 1999. In local currency terms, revenue in Japan was 12.5% lower in 2000 versus the prior year. The decrease in revenue in Japan was largely due to challenges with distributor productivity and competition faced by the Company in 1999 and early in the year 2000. In addition, economic uncertainty in Japan negatively impacted revenue. In 2000, the Company undertook several initiatives to help stabilize revenue in Japan, including the launch of the Pharmanex business opportunity for distributors early in the year, increased focus on its automatic delivery program and the launch of the Pharmanex website product (ePharmanex) late in the year and other initiatives. The overall decline in revenue in Japan in 2000 was somewhat offset by an increase in revenue in South Korea of 84.6% to $31.2 million in 2000 from $16.9 million in 1999. The revenue increase in South Korea was primarily due to significant new product launches in 2000 including Pharmanex's weight management products and Nu Skin 180°, as well as an overall increase in the number of executive level distributors.

Revenue in Southeast Asia totaled $119.5 million in 2000, down from revenue of $140.1 million in 1999, a decrease of $20.6 million or 14.7%. This decline in revenue was primarily a result of revenue in Taiwan decreasing 19.5% to $83.4 million in 2000 from $103.6 million in 1999. The Company's operations in Taiwan were adversely affected by increased competition and an overall decline in sales in the direct selling industry in Taiwan, which management believes is largely due to economic concerns throughout Southeast Asia. In addition, direct selling as a distribution channel has significantly penetrated the Taiwanese market. The revenue decline in Southeast Asia was partially offset by the opening of the market in Singapore which generated $1.0 million in revenue in one month of operation in 2000. In addition, the revenue from the Company's retail operations opened in China in 2000 was $1.2 million. Other markets in the region such as Hong Kong, Thailand, the Philippines, Australia and New Zealand were slightly down in 2000 versus 1999 due largely to economic uncertainty in the region as well as negative foreign currency impact for the year.

Revenue in North America, consisting of the United States and Canada, increased 32.1% to $155.8 million in 2000, from $117.9 million in 1999. This increase in revenue is due to the inclusion of a full year of operations of Big Planet following its acquisition in July 1999 as well as a full year of operations of the Company's North America sales operations following the termination of the license agreements in March 1999. Revenue in the Big Planet division increased $32.9 million due to the timing of the acquisition as well as growth within Big Planet in the year 2000. In addition, revenue in North America, exclusive of Big Planet, increased by $5.0 million due to a full year of revenue from sales to distributors in North America during 2000, following the early 1999 acquisitions. Revenue in the United States decreased sequentially during the last two quarters of the year primarily as a result of the termination of Big Planet's iPhone giveaway and weaker than anticipated sales during the fourth quarter holiday season. The Company made the strategic decision to terminate the iPhone giveaway in order to improve operating profits.

Revenue in the Company's other markets, which include its European, Latin American and Brazilian operations, increased 12.6% to $19.1 million in 2000. This increase was largely due to a 35% increase in local currency revenue in Europe, more than making up for the negative currency impact experienced in Europe in 2000 from 1999.

Gross profit as a percentage of revenue remained constant at 83.0% in 2000 and 1999. The Company's gross margin in 2000 was positively impacted by the strengthening of the Japanese yen and other Asian currencies relative to the U.S. dollar, higher margin sales to distributors in the United States following the termination of the Company's license agreement with Nu Skin USA, increased local manufacturing efforts and reduced duty rates. The Company purchases a significant majority of goods in U.S. dollars and recognizes revenue in local currencies. Consequently, the Company is subject to exchange rate risks in its gross margins. This positive impact was offset by the overall growth in revenue from Big Planet in 2000, which includes revenue from lower margin technology products and services.

Distributor incentives as a percentage of revenue increased to 39.2% in 2000 from 38.8% in 1999. The primary reason for the increase in 2000 was the termination of the Company's license agreement with Nu Skin USA, which resulted in the Company beginning to sell products directly to distributors in the United States and paying the requisite commissions related to those sales. In addition, the Company has enhanced its compensation plan for distributors, adding short-term incentives for emerging distributor leaders. This resulted in a slight increase in distributor incentives.

Selling, general and administrative expenses as a percentage of revenue increased to 33.5% in 2000 from 29.7% in 1999. In U.S. dollar terms, selling, general and administrative expenses increased to $294.7 million in 2000 from $265.8 million in 1999. This increase of $28.9 million was due primarily to an additional $18.3 million of selling, general and administrative expenses related to the assumed operations of Big Planet for a full year in 2000 compared to selling, general and administrative expenses from Big Planet following its acquisition in mid-1999. In addition, the Company incurred an incremental $6.7 million of overhead expenses during 2000 compared to 1999 for operations in North America following the acquisition of certain assets from Nu Skin USA in March 1999 and the North American Affiliates in May 1999. Selling, general and administrative expenses also increased due to a stronger Japanese yen in 2000. On a local currency basis, selling, general and administrative expenses in foreign markets declined slightly in 2000 from 1999, but due to a stronger Japanese yen, the U.S. dollar amount of such expenses increased by $4.0 million.

Other income (expense), net increased $7.4 million in 2000 compared to the prior year primarily as a result of the foreign currency gains resulting from favorable exchange rate fluctuations between the U.S. dollar and the Japanese yen within the Company's currency hedging program. In addition, the Company's interest expense decreased by approximately $1.0 million relating to the Company's pay down of its long-term debt.

Provision for income taxes decreased to $34.7 million in 2000 from $41.7 million in 1999. This decrease is primarily related to lower income earned in 2000 versus 1999, which was somewhat offset by the lower effective tax rate of 32.5% in 1999 versus 36.0% in 2000. The lower effective tax rate in 1999 was due to the improved ability to utilize foreign tax credits as a result of the Company's global tax restructuring plans in that period.

Net income decreased to $61.7 million in 2000 from $86.7 million in 1999. Net income decreased primarily because of the factors noted above in "revenue," "distributor incentives" and "selling, general and administrative" and was somewhat offset by the factors noted in "other income (expense), net" and "provision for income taxes" above.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's principal needs for funds have been for operating expenses including distributor incentives, working capital (principally inventory purchases), capital expenditures and the development of operations in new markets. The Company has generally relied on cash flow from operations to meet its cash needs and business objectives without incurring long-term debt to fund operating activities.

The Company typically generates positive cash flow from operations due to favorable gross margins, the variable nature of distributor incentives which comprise a significant percentage of operating expenses and minimal capital requirements. The Company generated $74.4 million in cash from operations in 2001 compared to $43.4 million in 2000. This increase in cash generated from operations in 2001 compared to the prior-year period is primarily related to reduced taxes paid in 2001 versus 2000, in part, due to the utilization of foreign tax credits, somewhat offset by lower net income in 2001.

As of December 31, 2001, working capital was $152.5 million compared to $122.8 million as of December 31, 2000. Cash and cash equivalents at December 31, 2001 and 2000 were $75.9 million and $64.0 million, respectively. In addition to factors such as capital expenditures, dividends and stock repurchases, the Company's U.S. dollar reported cash position was negatively impacted during 2001 by the strength of the U.S. dollar relative to other currencies, particularly the Japanese yen. In 2000, cash and cash equivalents were negatively impacted by a net debt payment of $55.7 million. The subsequent refinancing in 2000 of the Company's existing credit facility, as described below, positively impacted the Company's working capital in 2000 and 2001.

Capital expenditures, primarily for equipment, computer systems and software, office furniture and leasehold improvements, were $15.1 million for the year ended December 31, 2001. In addition, the Company anticipates capital expenditures in 2002 of approximately $21.0 million to further enhance its infrastructure, including enhancements to computer systems and Internet related software in order to expand the Company's Internet capabilities, as well as further expansion of the Company's retail stores and related infrastructure in China.

On October 12, 2000, the Company refinanced the $87.1 million balance of its existing credit facility with the proceeds of a private placement of 9.7 billion Japanese yen of ten-year senior notes (the "Notes") to The Prudential Insurance Company of America. The Notes bear interest at an effective rate of 3.03% per annum and are due October 2010, with annual principal payments beginning October 2004. As of December 31, 2001, the outstanding balance on the Notes was 9.7 billion Japanese yen, or $73.7 million.

On May 10, 2001, the Company entered into a $60.0 million revolving credit agreement (the "Revolving Credit Facility") with Bank of America, N.A. and Bank One, N.A. for which Bank of America, N.A. acted as agent. The proceeds may be used for working capital, capital expenditures and other purposes including repurchases of the Company's outstanding shares of Class A common stock. There were no outstanding balances relating to the Revolving Credit Facility as of December 31, 2001. The Revolving Credit Facility is reduced to $45.0 million on May 10, 2002, and is further reduced to $30.0 million on May 10, 2003. The Revolving Credit Facility is set to expire on May 10, 2004.

Since August 1998, the board of directors has authorized the Company to repurchase up to $70.0 million of the Company's outstanding shares of Class A common stock. The repurchases are used primarily to fund the Company's equity incentive plans. During the years ended December 31, 2001 and 2000, the Company repurchased approximately 2.5 million and 1.9 million shares of Class A common stock for an aggregate price of approximately $18.1 million and $12.8 million, respectively. As of December 31, 2001, the Company had repurchased a total of approximately 6.7 million shares of Class A common stock for an aggregate price of approximately $59.0 million.

During each quarter of 2001, the board of directors declared cash dividends of $0.05 per share for all classes of common stock. These quarterly cash dividends totaled approximately $16.4 million and were paid during 2001 to stockholders of record in 2001. In addition, the Company anticipates that the board of directors will continue to declare quarterly cash dividends in 2002. On February 8, 2002, the board of directors increased the dividend to be paid during the first quarter of 2002 to $0.06 per share for all classes of common stock. Management believes that cash flows from operations will be sufficient to fund continued dividend payments.

The Company had related party payables of $7.1 million and $9.0 million at December 31, 2001 and 2000, respectively. In addition, the Company had related party receivables of $13.0 million and $13.2 million, respectively, at those dates. These balances are largely related to the Big Planet Acquisition and the Nu Skin USA transactions completed during 1999 as well as a $6.4 million loan to a significant stockholder, partly collateralized by Company stock. For a further discussion of related party transactions see Note 5 to the Company's Consolidated Financial Statements.

Management considers the Company to be sufficiently liquid to be able to meet its obligations on both a short and long-term basis. Management currently believes existing cash balances together with future cash flows from operations will be adequate to fund cash needs relating to the implementation of the Company's strategic plans. The majority of the Company's expenses are variable in nature and as such, a potential reduction in the level of revenue would reduce the Company's cash flow needs. However, in the event that the Company's current cash balances, future cash flow from operations and current lines of credit are not sufficient to meet its obligations or strategic needs, the Company would consider raising additional funds in the capital or equity markets or to restructure its current debt obligations. Additionally, the Company would consider realigning its strategic plans, including a reduction in capital spending and a reduction in the level of stock repurchases or dividend payments.

The SEC has encouraged all public companies to aggregate all contractual commitments and commercial obligations that affect financial condition and liquidity as of December 31, 2001. To respond to this, the Company has included the following table. Payments due by period for contractual obligations are as follows (U.S. dollars in thousands):

	Total	*0–3 Years*	*4–5 Years*	*After 5 Years*
Long–term debt	$ 73,718	$ 10,531	$ 21,062	$ 42,125
Capital lease obligations	Nil	Nil	Nil	Nil
Operating leases[1]	36,988	16,543	5,434	15,011
Unconditional purchase obligations[2]	n/a	n/a	n/a	n/a
Other long-term obligations[2]	n/a	n/a	n/a	n/a
Total contractual cash obligations	$ 110,706	$ 27,074	$ 26,496	$ 57,136

1 Operating leases includes corporate office and warehouse space with two related party entities which totalled $3.3 million for the year ended December 31, 2001, and is $19.8 million of the total operating lease commitment.

2 The Company enters into ordinary purchase, supply and consulting or other contracts as part of its ongoing operations. As of December 31, 2001, there were no material unconditional purchase obligations or other long-term obligations.

SEASONALITY

In addition to general economic factors, the direct selling industry is impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, most Asian markets celebrate their respective local New Year in the first quarter, which generally has a negative impact on such quarter. Management believes that direct selling in Japan, the United States and Europe is also generally negatively impacted during the month of August, which is in the Company's third quarter, when many individuals, including the Company's distributors, traditionally take vacations.

DISTRIBUTOR INFORMATION

The following table provides information concerning the number of active and executive distributors as of the dates indicated. Active distributors are those distributors who were resident in the countries in which the Company operated and purchased products during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required monthly personal and group sales volumes.

	As of December 31, 1999		*As of December 31, 2000*		*As of December 31, 2001*	
	Active	*Executive*	*Active*	*Executive*	*Active*	*Executive*
North Asia	311,000	14,601	301,000	14,968	319,000	16,891
North America	70,000	2,547	74,000	2,632	76,000	2,419
Southeast Asia	113,000	3,419	100,000	3,044	137,000	4,540
Other Markets	16,000	438	22,000	737	26,000	989
Total	510,000	21,005	497,000	21,381	558,000	24,839

QUARTERLY RESULTS

The following table sets forth certain unaudited quarterly data for the periods shown.

	2000				*2001*			
(U.S. dollars in millions, except per share amounts)	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Revenue	$ 213.6	$ 227.0	$ 215.6	$ 223.6	$ 210.2	$ 218.6	$ 224.2	$ 232.6
Gross profit	179.3	188.4	178.7	184.0	167.7	175.3	178.3	186.2
Operating income	21.5	25.3	23.9	19.7	13.0	20.2	19.7	18.6
Net income	14.9	15.7	15.0	16.2	12.6	11.6	12.5	13.6
Net income per share:								
Basic	0.17	0.18	0.18	0.19	0.15	0.14	0.15	0.16
Diluted	0.17	0.18	0.18	0.19	0.15	0.14	0.15	0.16

CURRENCY RISK AND EXCHANGE RATE INFORMATION

A majority of the Company's revenue and many of the Company's expenses are recognized primarily outside of the United States except for inventory purchases which are primarily transacted in U.S. dollars from vendors in the United States. Each subsidiary's local currency is considered the functional currency. All revenue and expenses are translated at weighted average exchange rates for the periods reported. Therefore, the Company's reported revenue and earnings will be positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar. In early 2002, the yen depreciated in value relative to the U.S. dollar. If such relative values of the yen continue throughout 2002, the Company's reported revenue and earnings will be negatively impacted.

Given the uncertainty of exchange rate fluctuations, the Company cannot estimate the effect of these fluctuations on the Company's future business, product pricing, results of operations or financial condition. However, because a majority of the Company's revenue is realized in local currencies and the majority of the Company's cost of sales is denominated in U.S. dollars, the Company's gross profits will be positively affected by a weakening in the U.S. dollar and will be negatively affected by strengthening in the U.S. dollar. The Company seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency exchange contracts, through intercompany loans of foreign currency and through its Japanese yen denominated debt. The Company does not use such derivative financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company's operating results.

As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133 ("SFAS 133"), *Accounting for Derivative Instruments and Hedging Activities.* The adoption of SFAS 133 did not have a significant impact on the Company's Consolidated Financial Statements. SFAS 133 requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. The Company's foreign currency derivatives are comprised of over-the-counter forward contracts with major international financial institutions. As of December 31, 2001, the Company had $55.0 million of such contracts with expiration dates from January 2002 to September 2002. All such contracts were denominated in Japanese yen. For the year ended December 31, 2001, the Company recorded $7.6 million of gains in operating income, and $8.8 million in other comprehensive income related to its forward contracts. Based on the Company's foreign exchange contracts at December 31, 2001, the impact of a 10% appreciation or 10% depreciation of the U.S. dollar against the Japanese yen would not represent a material potential loss in fair value, earnings or cash flows against such contracts. This potential loss does not consider the underlying foreign currency transaction or translation exposures of the Company.

Following are the weighted average currency exchange rates of US $1 into local currency for each of the Company's international or foreign markets in which revenue exceeded US $5.0 million for at least one of the quarters listed:

	1999			
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Japan(1)	116.8	120.8	112.4	104.1
Taiwan	32.6	32.7	32.0	31.7
Hong Kong	7.8	7.8	7.8	7.8
South Korea	1,197.6	1,189.4	1,195.2	1,170.9
Singapore (2)	—	—	—	—

	2000			
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Japan(1)	107.1	106.7	107.7	110.1
Taiwan	30.8	30.6	31.1	32.4
Hong Kong	7.8	7.8	7.8	7.8
South Korea	1,124.8	1,115.6	1,115.4	1,165.0
Singapore (2)	—	—	—	—

	2001			
	1st Quarter	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Japan(1)	118.3	122.6	121.5	123.8
Taiwan	32.5	33.4	34.6	34.5
Hong Kong	7.8	7.8	7.8	7.8
South Korea	1,272.5	1,305.5	1,291.6	1,287.1
Singapore (2)	1.7	1.8	1.8	1.8

1 As of March 1, 2002 the exchange rate of US $1 into the Japanese yen was approximately 133.6.
2 The Company commenced operations in Singapore during the fourth quarter of 2000.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking statements," which reflect the Company's current expectations and beliefs as of the date of this Report including, but not limited to:

- the belief that operations in Taiwan have stabilized;

- the belief that changes in the Company's compensation plan have helped strengthen the Company's active and executive distributors;
- the Company's belief that existing cash and future cash flow will be adequate to fund cash needs;
- the Company's belief that the capital or equity markets would provide funding on comparable terms to existing debt or even provide funding at all in the event of the Company needing to raise capital;
- the expectation the Company will spend approximately $21 million for capital expenditures in 2002; and
- the anticipation that cash will be sufficient to pay future dividends and that the Board of Directors will continue to declare dividends in 2002.

In addition, the words or phrases, "will likely result," "expects," "anticipates," "will continue," "intends," "plans," "believes," "the Company or management believes," and similar expressions are intended to help identify forward-looking statements. The Company wishes to caution readers that the risks and uncertainties described below and the risks and factors described herein and in the Company's other filings with the Securities and Exchange Commission (which contain a more detailed discussion of the risks and uncertainties related to the Company's business) could cause the Company's actual results and outcomes to differ materially from those discussed or anticipated. The Company assumes no obligation to update these forward-looking statements to reflect new events or any changes in its beliefs or expectations. Important factors, risks and uncertainties that might cause actual results to differ from those anticipated include, but are not limited to, those described below...

a The Taiwanese market is still subject to various adverse conditions, including economic challenges, high degree of competition in the direct sales industry, and an overall decline in the direct sales industry, all of which could continue to adversely affect anticipated results in this market.

b Because a majority of the Company's sales are generated from Japan, significant variations in operating results and liquidity could be caused by various factors, including, continued weakness in the Japanese yen, any increased competition in Japan or any worsening of economic conditions in Japan.

c The Company's results and cash position could also be negatively impacted by higher than anticipated expenses associated with the Company's promotional expenses including its continued Olympic sponsorship, its international convention planned for 2002, or the launch of planned products and initiatives, in particular those relating to technology, and any unanticipated expenses.

d The ability of the Company to retain its key and executive level distributors. The Company's operating results could be adversely affected if existing and new initiatives and products do not generate sufficient economic incentive to retain its existing distributors or to sponsor new distributors on a sustained basis.

e The Company experienced growth in revenue in 2001 through the opening of markets in Singapore and Malaysia. There can be no assurance that these markets will continue to grow or that the Company will be able to generate revenue in 2002 or future years through the opening of other new markets.

f Risks associated with the Company's new product offerings and initiatives planned for 2002 and future years could also adversely affect results, including:
  - the risk that such products will not gain market acceptance or meet the Company's expectations,
  - the risk that sales from such product offerings could reduce sales of existing products and not generate significant incremental revenue growth or help increase distributor numbers and productivity, or
  - technological problems or any legal or regulatory restrictions that might delay or prevent the Company from offering its new products into all of its markets or limit the ability of the Company to effectively market such products.

g Uncertainties regarding regulatory risks associated with the Company's business and products offerings, including any restrictions or challenges to the Company's products or marketing activities.

h The company's operations could also be affected by the following risks:
  - adverse business or political conditions, particularly given recent global events,
  - competitive pressures and the maturity of the direct sales channel in certain of the Company's markets,
  - adverse publicity concerning the Company's business, products or industry, including recent adverse press regarding use of nutritional supplements by athletes, or
  - current restrictions on direct selling activities in China.

NU SKIN ENTERPRISES, INC.

Consolidated Balance Sheets

(U.S. dollars in thousands, except share amounts)

December 31,	*2000*	*2001*
Assets		
Current assets		
Cash and cash equivalents	$ 63,996	$ 75,923
Accounts receivable	18,191	19,318
Related parties receivable	13,176	12,961
Inventories, net	82,015	84,255
Prepaid expenses and other	44,513	45,404
	221,891	237,861
Property and equipment, net	60,562	57,355
Other assets, net	308,350	287,136
Total assets	$ 590,803	$ 582,352
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 15,837	$ 14,733
Accrued expenses	74,199	63,493
Related parties payable	9,020	7,122
	99,056	85,348
Long-term debt	84,884	73,718
Other liabilities	40,130	43,396
Total liabilities	224,070	202,462
Stockholders' equity		
Class A common stock — 500,000,000 shares authorized, $.001 par value, 31,338,676 and 33,615,230 shares issued and outstanding	31	33
Class B common stock — 100,000,000 shares authorized, $.001 par value, 53,408,951 and 48,849,040 shares issued and outstanding	54	49
Additional paid-in capital	106,284	88,953
Accumulated other comprehensive income	(45,347)	(49,485)
Retained earnings	306,458	340,340
Deferred compensation	(747)	—
	366,733	379,890
Total liabilities and stockholders' equity	$ 590,803	$ 582,352

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

Consolidated Statements of Income

(U.S. dollars in thousands, except per share amounts)

Year Ended December 31,	*1999*	*2000*	*2001*
Revenue	$ 894,249	$ 879,758	$ 885,621
Cost of sales	151,681	149,342	178,083
Gross profit	742,568	730,416	707,538
Operating expenses:			
Distributor incentives	346,951	345,259	347,452
Selling, general and administrative	265,770	294,744	288,605
Total operating expenses	612,721	640,003	636,057
Operating income	129,847	90,413	71,481
Other income (expense), net	(1,411)	5,993	8,380
Income before provision for income taxes	128,436	96,406	79,861
Provision for income taxes (Note 13)	41,742	34,706	29,548
Net income	$ 86,694	$ 61,700	$ 50,313
Net income per share (Note 2):			
Basic	$ 1.00	$ 0.72	$ 0.60
Diluted	$ 0.99	$ 0.72	$ 0.60
Weighted average common shares outstanding (000's):			
Basic	87,081	85,401	83,472
Diluted	87,893	85,642	

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

Year Ended December 31,	*1999*	*2000*	*2001*
Cash flows from operating activities:			
Net income	$ 86,694	$ 61,700	$ 50,313
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	29,515	32,350	31,679
Amortization of deferred compensation	3,692	5,252	747
Gain on sale	—	—	(2,328)
Changes in operating assets and liabilities:			
Accounts receivable	(3,776)	(31)	(1,127)
Related parties receivable	(4,441)	3,248	215
Inventories, net	(2,133)	3,736	(2,240)
Prepaid expenses and other	1,033	7,875	(891)
Other assets, net	(57,169)	(21,400)	8,491
Accounts payable	4,068	(6,848)	(1,104)
Accrued expenses	(40,868)	(40,492)	(10,706)
Related parties payable	448	(6,039)	(1,898)
Other liabilities	13,236	4,037	3,266
Net cash provided by operating activities	30,299	43,388	74,417
Cash flows from investing activities:			
Purchase of property and equipment	(29,719)	(23,030)	(15,126)
Purchase of Big Planet, net of cash acquired (Note 4)	(13,571)	—	—
Payments for lease deposits	(2,206)	(195)	—
Receipt of refundable lease deposits	1,508	255	—
Net cash used in investing activities	(43,988)	(22,970)	(15,126)
Cash flows from financing activities:			
Payments on long-term debt	(14,545)	(142,821)	—
Dividends	—	—	(16,431)
Termination of Nu Skin USA license fee (Note 3)	(10,000)	—	—
Payment to stockholders under the NSI Acquisition (Note 5)	(25,000)	—	—
Proceeds from long-term debt	—	90,000	—
Repurchase of shares of common stock	(26,862)	(12,765)	(18,139)
Exercise of distributor and employee stock options	2,923	294	805
Net cash used in financing activities	(73,484)	(65,292)	(33,765)
Effect of exchange rate changes on cash	8,508	(1,292)	(13,599)
Net increase (decrease) in cash and cash equivalents	(78,665)	(46,166)	11,927
Cash and cash equivalents, beginning of period	188,827	110,162	63,996
Cash and cash equivalents, end of period	$ 110,162	$ 63,996	$ 75,923

The accompanying notes are an integral part of these consolidated financial statements.

NU SKIN ENTERPRISES, INC.

Consolidated Statements of Stockholders' Equity

(U.S. dollars in thousands, except share amounts)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital
Balance at January 1, 1999	$ 34	$ 55	$ 146,781
Net income	—	—	—
Foreign currency translation adjustments	—	—	—
Total comprehensive income			
Repurchase of 1,985,000 shares of Class A common stock (Note 11)	(2)	—	(26,860)
Amortization of deferred compensation	—	—	—
Termination of Nu Skin USA license fee (Note 3)	—	—	(6,444)
Issuance of employee stock awards and options	—	—	3,252
Exercise of distributor and employee stock options	—	—	2,923
Balance at December 31, 1999	32	55	119,652
Net income	—	—	—
Foreign currency translation adjustments	—	—	—
Total comprehensive income			
Repurchase of 1,893,000 shares of Class A common stock (Note 11)	(2)	—	(12,763)
Conversion of shares	1	(1)	—
Amortization of deferred compensation	—	—	—
Exercise of distributor and employee stock options	—	—	294
Forfeiture of employee stock awards and options	—	—	(899)
Balance at December 31, 2000	31	54	106,284
Net income	—	—	—
Foreign currency translation adjustments	—	—	—
Net unrealized gains on foreign currency cash flow hedges	—	—	—
Net gain reclassified into current earnings	—	—	—
Total comprehensive income			
Repurchase of 2,491,000 shares of Class A common stock (Note 11)	(3)	—	(18,136)
Conversion of shares	5	(5)	—
Amortization of deferred compensation	—	—	—
Exercise of distributor and employee stock options	—	—	805
Dividends	—	—	—
Balance at December 31, 2001	$ 33	$ 49	$ 88,953

The accompanying notes are an integral part of these consolidated financial statements.

Accumulated Other Comprehensive Income	Retained Earnings	Deferred Compensation	Total Stockholders' Equity
$ (43,604)	$ 158,064	$ (6,688)	$ 254,642
—	86,694	—	86,694
(4,616)	—	—	(4,616)
			82,078
—	—	—	(26,862)
—	—	3,692	3,692
—	—	(650)	(7,094)
—	—	(3,252)	—
—	—	—	2,923
(48,220)	244,758	(6,898)	309,379
—	61,700	—	61,700
2,873	—	—	2,873
			64,573
—	—	—	(12,765)
—	—	—	—
—	—	5,252	5,252
—	—	—	294
—	—	899	—
(45,347)	306,458	(747)	366,733
—	50,313	—	50,313
(8,298)	—	—	(8,298)
8,776	—	—	8,776
(4,616)	—	—	(4,616)
			46,175
—	—	—	(18,139)
—	—	—	—
—	—	747	747
—	—	—	805
—	(16,431)	—	(16,431)
$ (49,485)	$ 340,340	$ —	$ 379,890

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Nu Skin Enterprises, Inc. (the "Company") is a leading, global, direct selling company that develops and distributes premium-quality, innovative personal care products and nutritional supplements. The Company also distributes technology and telecommunications products and services. The Company's operations are divided into four segments: North Asia, which consists of Japan and South Korea; North America, which consists of the United States and Canada; Southeast Asia, which consists of Australia, Hong Kong (including Macau), Malaysia, New Zealand, the PRC (China), the Philippines, Singapore, Taiwan and Thailand; and Other Markets, which consists of the Company's markets in Brazil, Europe, Guatemala and Mexico (the Company's subsidiaries operating in these countries are collectively referred to as the "Subsidiaries").

As discussed in Note 3, on March 8, 1999, Nu Skin International, Inc. ("NSI") a subsidiary of the Company, terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA, Inc. ("Nu Skin USA"). Also in March 1999, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA. In May 1999, the Company acquired Nu Skin Canada, Inc., Nu Skin Mexico, Inc. and Nu Skin Guatemala, Inc. (collectively, the "North American Affiliates"). As discussed in Note 4, the Company completed the Big Planet Acquisition on July 13, 1999, which enabled the Company to provide marketing and distribution of technology-based products and services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include reserves for product returns, obsolete inventory and taxes. Actual results could differ from these estimates.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid instruments with original maturities of 90 days or less.

Inventories

Inventories consist primarily of merchandise purchased for resale and are stated at the lower of cost or market, using the first-in, first-out method. The Company had reserves for obsolete inventory totaling $7.2 million, $2.8 million and $6.7 million as of December 31, 1999, 2000 and 2001, respectively.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computers and equipment	3 - 5 years
Leasehold improvements	Shorter of estimated useful life or lease term
Vehicles	3 - 5 years

Expenditures for maintenance and repairs are charged to expense as incurred.

Other assets

Other assets consist primarily of deferred tax assets, deposits for noncancelable operating leases, distribution rights, goodwill and long-term intangibles. The goodwill and intangible assets and distribution rights have been amortized on a straight-line basis over their estimated useful lives ranging from 4 to 20 years. The Company assesses the recoverability of long-lived assets by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows attributable to the assets.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 ("SFAS 141"), *Business Combinations*, and No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company adopted the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002.

As of January 1, 2002, the Company expects to have unamortized goodwill in the amount of approximately $112.8 million, and unamortized identifiable intangible assets in the amount of approximately $38.6 million. Amortization expense related to the unamortized goodwill and unamortized identifiable intangible assets was $9.7 million for the year ended December 31, 2001. Any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. The Company has made a preliminary estimate of the impact of SFAS 141 and 142 and has determined that SFAS 141 and 142 will not have a significant effect from impairment on its financial statements.

Revenue recognition

Revenue is recognized when products are shipped, which is when title passes to independent distributors who are the Company's customers. A reserve for product returns is accrued based on historical experience. The Company generally requires cash or credit card payment at the point of sale. The Company has determined that no allowance for doubtful accounts is necessary. Amounts received prior to shipment and title passage to distributors are recorded as deferred revenue. In addition, the Company operates a professional employer organization ("PEO") that outsources personnel and benefits to small businesses in the United States. Revenue for the PEO consists of service fees paid by its clients. Cost of sales for the PEO includes the direct costs (such as salaries, wages and other benefits) associated with the worksite employees.

In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101 ("SAB 101"), *Revenue Recognition in Financial Statements*, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The implementation of SAB 101 did not significantly impact the Company's revenue recognition policies.

Research and development

The Company's research and development activities are conducted primarily through its Pharmanex division. Research and development costs are expensed as incurred.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes*. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net income per share

The Company computes earnings per share under Statement of Financial Accounting Standards No. 128 ("SFAS 128"), *Earnings per Share.* SFAS 128 specifies the computation, presentation and disclosure requirements for earnings per share data. SFAS 128 also requires the presentation of both basic and diluted earnings per share data for entities with complex capital structures. Diluted earnings per share data gives effect to all dilutive potential common shares that were outstanding during the periods presented.

Foreign currency translation

Most of the Company's business operations occur outside the United States. Each Subsidiary's local currency is considered the functional currency. Since a substantial portion of the Company's inventories are purchased with U.S. dollars in the United States and since the Company is incorporated in the United States, all assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates, revenue and expenses are translated at weighted average exchange rates, and stockholders' equity is recorded at historical exchange rates. The resulting foreign currency translation adjustments are recorded as a separate component of stockholders' equity in the consolidated balance sheets, and transaction gains and losses are included in other income and expense in the consolidated financial statements.

Fair value of financial instruments

The fair value of financial instruments including cash and cash equivalents, accounts receivable, related parties receivable, accounts payable, related parties payable and notes payable approximate book values. The carrying amount of long-term debt approximates fair value because the applicable interest rates approximate current market rates. Fair value estimates are made at a specific point in time, based on relevant market information.

Stock-based compensation

The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees,* and provides pro forma disclosures of net income and net income per share as if the fair value based method prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation,* has been applied in measuring compensation expense (Note 12).

Reporting comprehensive income

The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), *Reporting Comprehensive Income.* Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, and it includes all changes in equity during a period except those resulting from investments by owners and distributions to owners..

Accounting for derivative instruments and hedging activities

The Company has adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), *Accounting for Derivative Instruments and Hedging Activities.* The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intended use of the derivative and its resulting designation. The adoption of SFAS 133 did not have a significant impact on the Company's consolidated financial statements. (Note 15)

New pronouncements

In September 2001, the EITF issued EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products,* which addresses the accounting for consideration given by a vendor to a customer or a reseller of the vendor's products. The Company is currently evaluating the impact of this guidance on its financial statements.

In August 2001, the FASB issued SFAS No. 143 ("SFAS 143"), *Accounting for Asset Retirement Obligations,* which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 is effective January 1, 2003. The Company is currently evaluating the impact of this new guidance.

In October 2001, the FASB issued SFAS No. 144 ("SFAS 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses the accounting and reporting for the impairment and disposal of long-lived assets. The Company has adopted SFAS 144 effective January 1, 2002 and such adoption will not have a significant effect on its financial statements.

3. ACQUISITION OF CERTAIN ASSETS OF NU SKIN USA, INC.

On March 8, 1999, NSI terminated its distribution license and various other license agreements and other intercompany agreements with Nu Skin USA and paid Nu Skin USA a $10.0 million termination fee. Also, on that same date, through a newly formed wholly-owned subsidiary, the Company acquired selected assets of Nu Skin USA in exchange for assuming various accounts payable of Nu Skin USA. The acquisition of the selected assets and assumption of liabilities and the termination of these agreements has been recorded for the consideration paid, except for the portion of Nu Skin USA which is under common control of a group of stockholders, which portion has been recorded at predecessor basis.

4. ACQUISITION OF BIG PLANET, INC.

On July 13, 1999, the Company completed the acquisition of Big Planet, Inc, ("Big Planet") for $29.2 million, which consisted of a cash payment of $14.6 million and a note payable of $14.6 million (the "Big Planet Acquisition"). In addition, the Company loaned Big Planet approximately $4.5 million immediately prior to the closing to redeem the option holders and certain management stockholders of Big Planet.

The Big Planet Acquisition was accounted for by the purchase method of accounting. The Company recorded intangible assets of $47.0 million that has been amortized over a period of 20 years. The Company recorded amortization on the intangible assets relating to the Big Planet Acquisition of $1.1 million, $2.3 million and $2.5 million during 1999, 2000 and 2001, respectively.

5. RELATED PARTY TRANSACTIONS

Scope of related party activity

Prior to the acquisition of certain assets of Nu Skin USA (see Note 3) and the acquisition of the North American Affiliates in 1999, the Company had transactions with these affiliated entities. The transactions with these entities were as follows: (1) the Company sold products and marketing materials; (2) the Company collected trademark royalty fees from these entities on products bearing NSI trademarks that were not purchased from NSI; (3) the Company entered into a distribution agreement with each independent distributor; (4) the Company collected license fees from these entities for the right to use the distributors, and for the right to use the Company's distribution system and other related intangibles; (5) the Company operates a global commission plan whereby distributors' commissions are determined by aggregate worldwide purchases made by downline distributors. Thus, commissions on purchases from the Company earned by distributors located in geographic areas outside those held by the Company were remitted to the Company, which then forwarded these commissions to the distributors; (6) the Company collected fees for management and support services provided to these entities. The sales revenue, royalties, licenses and management fees charged to the affiliated entities prior to the acquisition were recorded as revenue in the consolidated statements of income and totaled $13.6 million for the year ended December 31, 1999.

Payment to stockholders under the NSI Acquisition

In March 1998, the Company completed the acquisition (the "NSI Acquisition") of the capital stock of NSI and certain other NSI affiliates (the "Acquired Entities"). Pursuant to the terms of the NSI Acquisition, NSI and the Company were required to pay certain contingent payments if specific earnings growth targets were met. The Company and NSI met specific earnings growth targets in 1998 resulting in a contingent payment to the stockholders of the Acquired Entities of $25.0 million, which was paid in 1999. In 1999, 2000 and 2001, the Company did not meet specific earnings growth targets. Consequently, no other payments are due or will be due as the contingent earnout expired December 31, 2001.

Certain relationships with stockholder distributors

Two major stockholders of the Company have been independent distributors for the Company since 1984. These stockholders are partners in an entity which receives substantial commissions from the Company, including commissions relating to sales within the countries in which the Company operates. By agreement, the Company pays commissions to this partnership at the highest level of distributor compensation to allow the stockholders to use their expertise and reputations in network marketing to further develop the Company's distributor force, rather than focusing solely on their own distributor organizations. The commissions paid to this partnership relating to sales within the countries in which the Company operates were $3.3 million, $3.4 million and $3.5 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Loan to stockholder

The Company has loaned $5.0 million to a non-management stockholder. The loan is partly secured by 349,406 shares of Class B common stock. Interest accrues at a rate of 6.0% per annum on this loan. The loan balance, including accrued interest, totaled $6.0 million and $6.4 million at December 31, 2000 and 2001, respectively.

Lease agreements

The Company leases corporate office and warehouse space from two related party entities. Total lease payments to these two affiliated entities were $2.8 million, $2.7 million and $3.3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

6. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following (U.S. dollars in thousands):

As of December 31,	*2000*	*2001*
Furniture and fixtures	$ 35,995	$ 36,089
Computers and equipment	71,377	70,869
Leasehold improvements	23,797	25,479
Vehicles	1,187	1,656
	132,356	134,093
Less: accumulated depreciation	(71,794)	(76,738)
	$ 60,562	$ 57,355

Depreciation of property and equipment totaled $14.1 million, $17.0 million and $16.6 million for the years ended December 31, 1999, 2000 and 2001, respectively.

7. OTHER ASSETS

Other assets consist of the following (U.S. dollars in thousands):

Year Ending December 31,	*2000*	*2001*
Goodwill and intangibles	$ 212,480	$ 217,431
Deposits for noncancelable operating leases	11,837	12,353
Deferred taxes	88,551	83,412
Other	26,063	19,572
	338,931	332,768
Less: accumulated amortization	(30,581)	(45,632)
	$ 308,350	$ 287,136

Amortization of goodwill and intangible assets totaled $15.3 million, $15.3 million and $15.1 million for the years ended December 31, 1999, 2000 and 2001, respectively.

8. ACCRUED EXPENSES

Accrued expenses consist of the following (U.S. dollars in thousands):

As of December 31,	*2000*	*2001*
Income taxes payable	$ 10,756	$ 7,030
Accrued commission payments to distributors	26,425	25,947
Other taxes payable	13,016	10,012
Other accruals	24,002	20,504
	$ 74,199	$ 63,493

9. LONG-TERM DEBT

On October 12, 2000, the Company entered into a loan for $87.1 million to refinance the remaining balance of its existing credit facility with the proceeds of a private placement of 9.7 billion Japanese yen of ten-year senior notes (the "Notes") to The Prudential Insurance Company of America. The Notes bear interest at an effective rate of 3.03% per annum and are due October 2010, with principal payments beginning October 2004. As of December 31, 2001, the outstanding balance on the Notes was 9.7 billion Japanese yen, or $73.7 million.

Interest expense relating to the long-term debt totaled $5.7 million, $4.8 million and $2.5 million for the years ended December 31, 1999, 2000 and 2001, respectively.

The Notes contain other terms and conditions and affirmative and negative financial covenants customary for credit facilities of this type. As of December 31, 2001, the Company is in compliance with all financial covenants under the Notes.

On May 10, 2001, the Company entered into a $60.0 million revolving credit agreement (the "Revolving Credit Facility") with Bank of America, N.A. and Bank One, N.A. for which Bank of America, N.A. acted as agent. The proceeds may be used for working capital, capital expenditures and other purposes including repurchases of the Company's outstanding shares of Class A common stock. There were no outstanding balances relating to the Revolving Credit Facility as of December 31, 2001. The Revolving Credit Facility is reduced to $45.0 million on May 10, 2002 and is further reduced to $30.0 million on May 10, 2003. The Revolving Credit Facility is set to expire on May 10, 2004.

Maturities of long-term debt at December 31, 2001 are as follows (U.S. dollars in thousands):

Year Ending December 31,	
2002 – 2003	$ —
2004	10,531
2005	10,531
2006	10,531
Thereafter	42,125
Total	$ 73,718

10. LEASE OBLIGATIONS

The Company leases office space and computer hardware under noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 2001 are as follows (U.S. dollars in thousands):

Year Ending December 31,	
2002	$ 8,454
2003	5,067
2004	3,022
2005	2,716
2006	2,718
Thereafter	15,011
Total	$ 36,988

Rental expense for operating leases totaled $18.4 million, $20.7 million and $19.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

11. CAPITAL STOCK

The Company's authorized capital stock consists of 25 million shares of preferred stock, par value $.001 per share, 500 million shares of Class A common stock, par value $.001 per share and 100 million shares of Class B common stock, par value $.001 per share. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions, as follows: (1) each share of Class A common stock entitles the holder to one vote on matters submitted to a vote of the Company's stockholders and each share of Class B common stock entitles the holder to ten votes on each such matter; (2) stock dividends of Class A common stock may be paid only to holders of Class A common stock and stock dividends of Class B common stock may be paid only to holders of Class B common stock; (3) if a holder of Class B common stock transfers such shares to a person other than a permitted transferee, as defined in the Company's Certificate of Incorporation, such shares will be converted automatically into shares of Class A common stock; and (4) Class A common stock has no conversion rights; however, each share of Class B common stock is convertible into one share of Class A common stock, in whole or in part, at any time at the option of the holder.

Weighted average common shares outstanding

The following is a reconciliation of the weighted average common shares outstanding for purposes of computing basic and diluted net income per share (in thousands):

Year Ended December 31,	*1999*	*2000*	*2001*
Basic weighted average common shares outstanding	87,081	85,401	83,472
Effect of dilutive securities:			
Stock awards and options	812	241	443
Diluted weighted average common shares outstanding	87,893	85,642	83,915

Repurchase of common stock

Since August 1998, the board of directors has authorized the Company to repurchase up to $70.0 million of the Company's outstanding shares of Class A common stock. The repurchases are used primarily to fund the Company's equity incentive plans. During the years ended December 31, 1999, 2000 and 2001, the Company repurchased approximately 1.4 million, 1.9 million and 2.5 million shares of Class A common stock for an aggregate price of approximately $17.1 million, $12.8 million and $18.1 million, respectively. As of December 31, 2001, the Company had repurchased a total of approximately 6.7 million shares of Class A common stock for an aggregate price of approximately $59.0 million.

Conversion of common stock

During 2000 and 2001, the holders of the Class B common stock converted approximately 1.2 million and 4.6 million shares of Class B common stock to Class A common stock, respectively.

12. EQUITY INCENTIVE PLANS

During the year ended December 31, 1996, the Company's board of directors adopted the Nu Skin Enterprises, Inc., 1996 Stock Incentive Plan (the "1996 Stock Incentive Plan"). The 1996 Stock Incentive Plan provides for granting of stock awards and options to purchase common stock to executives, other employees, independent consultants and directors of the Company and its Subsidiaries. The Company has a total of 8.0 million shares available for grant under this plan. As of December 31, 2001, approximately 4.0 million shares have been granted.

On September 17, 2001, the Company offered to exchange certain outstanding options to purchase shares of Nu Skin's Class A common stock held by eligible option holders granted under the 1996 Stock Incentive Plan having an exercise price equal to or greater than $10.00 per share for new options to purchase shares of Nu Skin's Class A common stock. A total of 90 employees tendered 950,125 options to purchase the Company's Class A common stock, which options were cancelled on October 17, 2001, in return for commitments of new grants on the grant date of April 19, 2002.

Effective November 21, 1996, the Company implemented a one-time distributor equity incentive program which provided for grants of options to selected distributors for the purchase of 1,605,000 shares of the Company's Class A common stock. The options are exercisable at a price of $5.75 per share and vested one year from the effective date. The Company recorded distributor stock expense of $19.9 million over the vesting period. As of December 31, 2001, approximately 778,000 of these options had been exercised. Pursuant to the acquisition of Pharmanex in 1998, the Company assumed outstanding options under two stock option plans. The options were converted into the right to purchase approximately 261,000 shares of Class A common stock.

A summary of the Company's stock option plans as of December 31, 1999, 2000 and 2001 and changes during the years then ended, is presented below:

	1999		*2000*		*2001*	
	Shares (in 000s)	*Weighted Average Exercise Price*	*Shares (in 000s)*	*Weighted Average Exercise Price*	*Shares (in 000s)*	*Weighted Average Exercise Price*
Outstanding — beginning of year	3,642.0	$ 10.80	5,039.9	$ 13.44	5,838.9	$ 10.89
Granted at fair value	2,194.8	17.20	1,983.5	7.40	902.5	7.49
Exercised	(410.2)	5.61	(22.3)	5.47	(138.0)	5.76
Forfeited/canceled	(386.7)	10.69	(1,162.2)	16.09	(1,426.3)	13.03
Outstanding — end of year	5,039.9	13.44	5,838.9	10.89	5,177.1	9.84
Options exercisable at year-end	1,306.5	$ 7.54	2,146.6	$ 9.44	2,501.7	$ 9.76

The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

	Options Outstanding			*Options Exercisable*	
Exercise Price Range	*Shares (in 000s)*	*Weighted Average Exercise Price*	*Weighted Average Years Remaining*	*Shares (in 000s)*	*Weighted Average Exercise Price*
$ 0.92 to $ 5.75	1,174.0	$ 4.89	5.04	1,174.0	$ 4.89
$ 6.56 to $ 11.00	2,577.5	7.51	8.56	514.5	7.60
$ 12.00 to $ 16.00	506.1	13.28	7.36	290.7	13.38
$ 17.00 to $ 28.50	919.5	20.81	7.34	522.5	20.83
	5,177.1	9.84	7.43	2,501.7	9.76

The Company accounts for stock-based compensation in accordance with the provisions of APB 25. The Company recorded expense in the amount of $579,000, $703,000 and $747,000 in 1999, 2000 and 2001, respectively, in connection with options granted under the Company's equity incentive plans. Had compensation expense been determined based on the fair value at the grant dates as prescribed in SFAS 123, the Company's results for the years ended December 31 would have been as follows:

	1999	*2000*	*2001*
Pro forma net income (in 000s)	$ 78,184	$ 56,216	$ 48,427
Pro forma earnings per share:			
Basic	0.90	0.66	0.58
Diluted	0.89	0.66	0.58

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	1999	*2000*	*2001*
Risk-free interest rate	5.9%	6.3%	4.5%
Expected life	2.7 yrs	3.8 yrs	2.9 yrs
Expected volatility	67.0%	52.0%	60.0%
Expected dividend yield	—	—	2.8%

The weighted-average grant date fair values of options granted during 1999, 2000 and 2001 were $9.72, $3.41 and $3.12, respectively.

Since the Company's initial public offering in 1996, the Company has granted stock awards of its Class A common stock to employees. In total, approximately 686,000 shares were issued in this program, and the awards vested ratably over a one to four year period. The Company recorded compensation expense of $2.7 million and $2.8 million for the years ended December 31, 1999 and 2000, respectively, relating to these stock awards.

Effective February 1, 2000, the Company's board of directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 200,000 shares of Class A common stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's Class A common stock on every April 30th, July 31st, October 31st or January 31st (the "Purchase Date"). The price of the Class A common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Class A common stock on the commencement date of each three month offering period or Purchase Date. During 2001, approximately 19,000 shares were purchased at prices ranging from $4.78 to $6.29 per share. At December 31, 2001, approximately 161,000 shares were available under the Purchase Plan for future issuance.

13. INCOME TAXES

Consolidated income before provision for income taxes consists of income earned primarily from international operations. The provision for current and deferred taxes for the years ended December 31, 1999, 2000 and 2001 consists of the following (U.S. dollars in thousands):

	1999	*2000*	*2001*
Current			
Federal	$ 3,030	$ 1,677	$ 1,812
State	3,030	1,589	2,078
Foreign	56,165	36,503	25,529
	62,225	39,769	29,419
Deferred			
Federal	(19,008)	4,337	3,330
State	(215)	836	(242)
Foreign	(1,260)	(10,236)	(2,959)
Provision for income taxes	$ 41,742	$ 34,706	$ 29,548

The principal components of deferred tax assets are as follows (U.S. dollars in thousands):

As of December 31,	*2000*	*2001*
Deferred tax assets:		
Inventory differences	$ 5,164	$ 5,275
Foreign tax credit	60,278	47,689
Distributor stock options and employee stock awards	6,723	5,836
Capitalized legal and professional	1,427	1,089
Accrued expenses not deductible until paid	14,154	27,440
Withholding tax	2,142	2,072
Minimum tax credit	10,739	12,776
Net operating losses	7,096	5,125
Total deferred tax assets	107,723	107,302
Deferred tax liabilities:		
Foreign deferred tax	14,816	17,557
Exchange gains and losses	5,880	11,799
Cost of goods sold adjustment	3,220	1,845
Pharmanex intangibles step-up	18,880	17,130
Other	6,149	6,566
Total deferred tax liabilities	48,945	54,897
Valuation allowance	—	—
Deferred taxes, net	$ 58,778	$ 52,405

The actual tax rate for the years ended December 31, 1999, 2000 and 2001 compared to the statutory U.S. Federal tax rate is as follows:

Year Ended December 31,	*1999*	*2000*	*2001*
Income taxes at statutory rate	35.00%	35.00%	35.00%
Foreign tax credit limitation (benefit)	(7.77)	—	—
Non-deductible expenses	1.72	1.92	2.14
Branch remittance gains and losses	3.78	(.03)	(.85)
Other	(.23)	(.89)	.71
	32.50%	36.00%	37.00%

14. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan which permits participating employees to defer up to a maximum of 15% of their compensation, subject to limitations established by the Internal Revenue Code. Employees who work a minimum of 1,000 hours per year, who have completed at least one year of service and who are 21 years of age or older are qualified to participate in the plan. The Company matches 100% of the first 2% and 50% of the next 2% of each participant's contributions to the plan. Participant contributions are immediately vested. Company contributions vest based on the participant's years of service at 25% per year over four years. The Company's contribution totaled $910,000, $979,000 and $1,038,000 for years ended December 31, 1999, 2000 and 2001, respectively.

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company's Subsidiaries enter into significant transactions with each other and third parties which may not be denominated in the respective Subsidiaries' functional currencies. The Company seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency exchange contracts and through certain intercompany loans of foreign currency. The Company does not use such derivative financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company's operating results. Gains and losses on certain intercompany loans of foreign currency are recorded as other income and expense in the consolidated statements of income.

At December 31, 2001 and December 31, 2000, the Company held forward contracts designated as foreign currency cash flow hedges with notional amounts totaling approximately $55.0 million and $28.9 million, respectively, to hedge foreign currency intercompany items. All such contracts were denominated in Japanese yen. As of January 1, 2001, the Company adopted SFAS 133. The adoption of SFAS 133 did not have a significant impact on the Company's Consolidated Financial Statements. The net gains on foreign currency cash flow hedges recorded in current earnings were $7.6 million for the year ended December 31, 2001. Prior to the adoption of SFAS 133, the Company held foreign currency forward contracts which were marked to market and recorded net gains in other income of $4.5 million for the year ended December 31, 2000 and recorded net losses in other income of $0.3 million for the year ended December 31, 1999. Those contracts held at December 31, 2001 have maturities from January 2002 through September 2002 and accordingly, all unrealized gains on foreign currency cash flow hedges included in other comprehensive income at December 31, 2001 will be recognized in current earnings over the next twelve-month period.

16. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest totaled $5.7 million, $4.2 million and $2.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. Cash paid for income taxes totaled $76.6 million, $30.9 million and $18.4 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Noncash investing and financing activities

For the year ended December 31, 1999, noncash investing and financing activities included the purchase of Big Planet for $29.2 million of which $14.6 million consisted of a note payable (Note 4).

17. SEGMENT INFORMATION

As described in Note 1, the Company's operations throughout the world are divided into four reportable segments: North Asia, North America, Southeast Asia and Other Markets. Segment data includes intersegment revenue, intersegment profit and operating expenses and intersegment receivables and payables. The Company evaluates the performance of its segments based on operating income. Information as to the operations of the Company in each of the four segments is set forth below (U.S. dollars in thousands):

Year Ended December 31,	*1999*	*2000*	*2001*
Revenue			
North Asia	$ 619,283	$ 585,373	$ 553,910
North America	320,630	386,498	428,151
Southeast Asia	265,604	271,246	323,753
Other Markets	16,960	19,088	25,486
Eliminations	(328.228)	(382,447)	(445,679)
Totals	$ 894,249	$ 879,758	$ 885,621

Year Ended December 31,	*1999*	*2000*	*2001*
Operating Income			
North Asia	$ 84,396	$ 42,331	$ 34,259
North America	12,457	18,708	23,492
Southeast Asia	31,922	27,001	25,044
Other Markets	(6,924)	(7,295)	(8,522)
Eliminations	7,996	9,668	(2,792)
Totals	$ 129,847	$ 90,413	$ 71,481

As of December 31,	2000	2001
Total Assets		
North Asia	$ 83,941	$ 74,168
North America	471,221	465,759
Southeast Asia	76,279	86,837
Other Markets	13,039	17,260
Eliminations	(53,677)	(61,672)
Totals	$ 590,803	$ 582,352

Information as to the Company's operations in different geographical areas is set forth below (U.S. dollars in thousands):

Revenue

Revenue from the Company's operations in Japan totaled $602,411, $554,210 and $508,141 for the years ended December 31, 1999, 2000 and 2001, respectively. Revenue from the Company's operations in Taiwan totaled $103,581, $83,436 and $70,225 for the years ended December 31, 1999, 2000 and 2001, respectively. Revenue from the Company's operations in the United States (which includes intercompany revenue) totaled $316,128, $380,785 and $422,239 for the years ended December 31, 1999, 2000 and 2001, respectively.

Long-lived assets

Long-lived assets in Japan were $23,782 and $18,863 as of December 31, 2000 and 2001, respectively. Long-lived assets in Taiwan were $3,235 and $2,358 as of December 31, 2000 and 2001, respectively. Long-lived assets in the United States were $313,415 and $293,854 as of December 31, 2000 and 2001, respectively.

18. COMMITMENTS AND CONTINGENCIES

The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax authorities. Any assertions or determination that either the Company or the Company's distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country of jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows. The Company and its subsidiaries are defendants in litigation and proceedings involving various matters. In the opinion of the Company's management, based upon advice of its counsel handling such litigation and proceedings, adverse outcomes, if any, will not result in a material effect on the Company's consolidated financial condition or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Nu Skin Enterprises, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nu Skin Enterprises, Inc. and its subsidiaries at December 31, 2000 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Salt Lake City, Utah
February 1, 2002

ADDITIONAL INFORMATION

The Securities and Exchange Commission requires the Company to provide you with certain additional information as part of this Annual Report, including information on the market for the Company's Class A common stock and certain information concerning the Company's revenue. The following information is being provided pursuant to such requirements.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

COMMON STOCK. The Company's Class A common stock is listed on the New York Stock Exchange ("NYSE") and trades under the symbol "NUS". The Company's Class B common stock has no established trading market. The following table is based upon the information available to the Company and sets forth the range of the high and low sales prices for the Company's Class A common stock for the quarterly periods during 2000 and 2001 based upon quotations on the NYSE.

Quarter Ended	*High*	*Low*
March 31, 2000	$ 10.38	$ 7.88
June 30, 2000	8.25	5.75
September 30, 2000	7.50	5.50
December 31, 2000	6.75	4.25

Quarter Ended	*High*	*Low*
March 31, 2001	$ 8.90	$ 5.25
June 30, 2001	8.50	6.90
September 30, 2001	8.69	6.30
December 31, 2001	8.83	6.55

The market price of the Company's Class A common stock is subject to fluctuations in response to variations in the Company's quarterly operating results, general trends in the market for the Company's products and product candidates, economic and currency exchange issues in the foreign markets in which the Company operates and other factors, many of which are not within the control of the Company. In addition, broad market fluctuations, as well as general economic, business and political conditions may adversely affect the market for the Company's Class A common stock, regardless of the Company's actual or projected performance.

The closing price of the Company's Class A common stock on March 20, 2002 was $9.60. The approximate number of holders of record of the Company's Class A common stock and Class B common stock as of March 20, 2002 was 860 and 39, respectively. This number of record holders does not represent the actual number of beneficial owners of shares of the Company's Class A common stock because shares are frequently held in "street name" by securities dealers and other for the benefit of individual owners who have the right to vote their shares.

In March 2001, the Company commenced paying dividends on its outstanding shares. The Company declared and payed a $0.05 per share dividend in each of March, June, September and December of 2001. In February 2002, the board of directors authorized the Company to declare a quarterly cash dividend of $0.06 per share for all classes of common stock. The quarterly cash dividend will be paid on March 27, 2002, to stockholders of record on March 8, 2002. Management believes that cash flows from operations will be sufficient to fund this and future dividend payments.

FOREIGN AND DOMESTIC REVENUE

Information on the Company's foreign and domestic revenue is contained in Note 17 to the Financial Statements.

REVENUE BY PRODUCT CLASS

The following table sets forth the percentage of revenue for each of the last three years for the two classes of similar products (personal care and related products and nutritional supplements and related products) that accounted for more than 10% of revenue during 2001.

Year Ended December 31,	*1999*	*2000*	*2001*
Class of Product			
Personal Care	56.3%	50.7%	47.8%
Nutritional Supplements	42.4%	44.1%	44.7%

BOARD OF DIRECTORS

BLAKE M. RONEY
Chairman
Executive Committee Chair

STEVEN J. LUND
President and Chief Executive Officer
Executive Committee

SANDIE N. TILLOTSON
Senior Vice President

BROOKE B. RONEY
Senior Vice President

TAKASHI BAMBA
President, Nu Skin Japan Co., Ltd.

MAX L. PINEGAR
Senior Vice President

DANIEL W. CAMPBELL
Managing General Partner, EsNet, Ltd.
Audit Committee Chair
Compensation Committee Chair

E.J. "JAKE" GARN
United States Senate, Retired
Managing Director, Summit Ventures
Audit Committee
Compensation Committee

PAULA F. HAWKINS
United States Senate, Retired
President, Paula Hawkins & Associates
Audit Committee
Compensation Committee

ANDREW D. LIPMAN
Vice Chairman,
Swidler Berlin Shereff Friedman
Audit Committee
Compensation Committee

ADDITIONAL EXECUTIVE OFFICERS

COREY B. LINDLEY
Executive Vice President
and Chief Financial Officer

M. TRUMAN HUNT
Executive Vice President,
Secretary, and General Counsel

MARK ADAMS
Vice President, Corporate Services

REGIONAL VICE PRESIDENTS

ROBERT CONLEE
Regional Vice President,
North Asia and Taiwan

MARK A. WOLFERT
Regional Vice President,
Americas and Europe

MICHAEL D. SMITH
Regional Vice President,
South Asia and Pacific

DIVISION PRESIDENTS

LORI BUSH
President, Nu Skin

JOSEPH Y. CHANG
President, Pharmanex

RICHARD W. KING
Chief Information Officer
and President, Big Planet

MAJOR COUNTRY MANAGEMENT

JOHN CHOU
President, Nu Skin Taiwan

S.T. HAN
President, Nu Skin South Korea

SCOTT SCHWERDT
General Manager,
Nu Skin United States

ANDREW FAN
Regional Vice President,
Southeast Asia

STEWART MCARTHUR
President, Europe

NIGEL SINCLAIR
President, Australia
and New Zealand

CORPORATE INFORMATION

ANNUAL MEETING

Nu Skin Enterprises' annual stockholders' meeting will be held at 4 p.m. on Thursday, May 9, 2002 at:
One Nu Skin Plaza
75 West Center Street
Provo, Utah 84601

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
36 South State Street, Suite 1700
Salt Lake City, Utah 84111
Telephone: 801-531-9666

STOCK LISTING

Nu Skin Enterprises' stock is listed on the New York Stock Exchange under the ticker symbol: NUS

TRANSFER AGENT

Inquiries regarding lost stock certificates, consolidation of accounts, and changes in address, name, or ownership should be addressed to:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Domestic telephone: 877-777-0800
International telephone: 718-921-8200

CORPORATE HEADQUARTERS

Nu Skin Enterprises
75 West Center Street
Provo, Utah 84601
Telephone: 801-345-6100

COMPANY WEB SITES

Nu Skin Enterprises:
www.nuskinenterprises.com
Nu Skin: www.nuskin.com
Pharmanex: www.pharmanex.com
Big Planet: www.bigplanet.com

ANNUAL REPORT UNIQUE FACTS

The list of assumptions and calculations used to determine the unique facts listed in our 2001 annual report can be found at www.nuskinenterprises.com.

ADDITIONAL STOCKHOLDER INFORMATION

Additional information and news about Nu Skin Enterprises is available at www.nuskinenterprises.com.

For investor information, inquiries, annual reports, and SEC filings, call 801-345-6100, e-mail callen@nuskin.com, or write Investor Relations at the corporate headquarters.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which represent the company's expectations and beliefs about future events and operating results as of the date of this report, including the five year goals and underlying assumptions described in this annual report and anticipated 2002 results. Words or phrases such as "believes," "expects," "anticipates," "plans," and similar words or phrases are intended to help identify forward-looking statements. Because the five-year goals represent internal goals for a period significantly in the future, there are many factors, risks, and uncertainties that could materially impact the company's ability to achieve these goals. These forward-looking statements are subject to risks and uncertainties including those risks and uncertainties identified under the caption Note Regarding Forward-Looking Statements on page 45 of this annual report and those identified in the company's most recent 10-K and 10-Q. The forward-looking statements represent the company's views as of the date of this report and it assumes no duty to update these forward-looking statements.